BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE

THREE-MONTH PERIOD ENDED

MARCH 31, 2026

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed interim financial statements for the three-month period ended March 31, 2026, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Report on the review of consolidated condensed interim financial statements

Report on the review of separate condensed interim financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	Notes and Exhibits	03.31.26	12.31.25

ASSETS

Cash and deposits in banks	3	4,005,426,870	5,201,052,797
,
Cash		1,094,219,159	1,453,816,874
Financial institutions and correspondents		2,910,580,427	3,737,896,069
B.C.R.A.		1,785,223,831	2,384,493,469
Other in the country and abroad		1,125,356,596	1,353,402,600
Other		627,284	9,339,854

Debt securities at fair value through profit or loss	4 and A	475,787,755	345,254,954
Derivative instruments	5	72,450,093	42,534,995
Other financial assets	7	195,170,426	166,185,038
Loans and other financing	8	15,067,585,974	15,812,444,474

Non-financial Government sector		5,559,563	3,450,370
Other financial institutions		182,963,335	253,465,402
Non-financial Private Sector and Residents Abroad		14,879,063,076	15,555,528,702

Other debt securities	9 and A	3,567,955,161	3,330,986,806

Financial assets pledged as collateral	10	723,629,305	1,315,257,276

Current income tax assets	11.1	2,708,349	421

Investments in equity instruments	12 and A	22,536,507	22,752,326

Investments in associates	13	43,078,177	42,208,273

Property and equipment	14	970,038,395	981,317,459

Intangible assets	15	137,813,894	130,603,572

Deferred income tax assets	11.3	91,005,661	71,990,323

Other non-financial assets	16	335,179,029	341,906,771

Non-current assets held for sale	17	1,641,330	3,541,785

TOTAL ASSETS		25,712,006,926	27,808,037,270

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	Notes and Exhibits	03.31.26	12.31.25

LIABILITIES

Deposits	18 and H	17,460,551,427	18,829,618,250

Non-financial Government sector		795,738,041	513,623,336
Financial Sector		9,639,036	8,528,616
Non-financial Private Sector and Residents Abroad		16,655,174,350	18,307,466,298

Liabilities at fair value through profit or loss	19	35,117,694	-

Derivative instruments	5	13,993,483	7,109,040

Repo transactions and surety bonds	6	66,898,442	512,439,482

Other financial liabilities	20	1,911,322,295	1,943,343,607

Financing received from the BCRA and other financial institutions	21	576,097,476	904,719,473

Corporate bonds issued	22	668,575,759	673,421,210

Current income tax liabilities	11.2	218,910,332	136,956,499

Provisions	23 and J	51,566,304	55,055,158

Deferred income tax liabilities	11.3	6,046,006	7,194,625

Other non-financial liabilities	24	679,334,709	859,726,296

TOTAL LIABILITIES		21,688,413,927	23,929,583,640

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		1,302,739,847	1,302,739,847
Reserves		2,203,344,835	2,203,344,835
Unappropriated retained earnings		273,596,113	-
Other accumulated comprehensive income/(loss)		29,724,163	(30,149,360)
Income for the period/year		78,421,486	273,596,113
Equity attributable to owners of the Bank		3,895,184,128	3,756,889,119
Equity attributable to non-controlling interests		128,408,871	121,564,511

TOTAL EQUITY		4,023,592,999	3,878,453,630

TOTAL LIABILITIES AND EQUITY		25,712,006,926	27,808,037,270

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	Notes and Exhibits	03.31.26	03.31.25

Interest income	28	1,528,705,271	1,217,424,291
Interest expense	29	(648,825,232)	(499,589,853)

Net interest income		879,880,039	717,834,438

Commission income	30	247,811,724	239,521,196
Commission expense	31	(78,027,701)	(107,190,947)

Net commission income		169,784,023	132,330,249

Net income from measurement of financial instruments at fair value through profit or loss	32	21,209,793	42,700,580
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	33	(2,759,442)	106,273,904
Foreign exchange and gold gains	34	53,327,092	10,786,000
Other operating income	35	65,590,823	51,462,776
Impairment of financial assets	36	(244,847,600)	(127,077,361)

Net operating income		942,184,728	934,310,586

Personnel benefits	37	(186,502,033)	(160,702,396)
Administrative expenses	38	(166,317,697)	(194,064,316)
Asset depreciation and impairment	39	(32,151,023)	(27,593,156)
Other operating expenses	40	(202,954,680)	(179,661,519)

Operating income		354,259,295	372,289,199

Income/(loss) from associates and joint ventures		(3,754,216)	980,579
Loss on net monetary position	2.1.5.	(218,529,919)	(198,437,035)

Income before income tax		131,975,160	174,832,743

Income tax	11.4	(46,751,304)	(66,615,465)

Net income for the period		85,223,856	108,217,278

Net income for the period attributable to:
Owners of the Bank		78,421,486	104,005,657
Non-controlling interests		6,802,370	4,211,621

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2026 AND 2025

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

Accounts	03.31.26	03.31.25

Numerator:

Net income attributable to owners of the Bank	78,421,486	104,005,657
Net income attributable to owners of the Bank adjusted to reflect the effect of dilution	78,421,486	104,005,657

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	127.9912	169.7469
Diluted earnings per share (stated in pesos) (1)	127.9912	169.7469

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	Note	03.31.26	03.31.25

Net income for the period		85,223,856	108,217,278

Other comprehensive income components to be reclassified to income/(loss) for the period:

Income or loss from hedge instruments – Hedge of cash flows
Income for the period from hedge instrument		116,532	-
Income tax	11.4	(40,765)	-
		75,767	-

Income or loss from financial instruments at fair value through OCI

Income/(loss) for the period from financial instruments at fair value through OCI		90,154,736	(121,158,149)
Reclassification adjustment for the period		2,815,622	(106,273,904)
Income tax	11.4	(32,539,625)	79,601,219

		60,430,733	(147,830,834)
Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income/(loss) for the period from equity instruments at fair value through OCI		(590,987)	2,171,300

		(590,987)	2,171,300

Total Other Comprehensive Income/(loss) for the period		59,915,513	(145,659,534)

Total Comprehensive Income/(loss)		145,139,369	(37,442,256)

Total Comprehensive Income:
Attributable to owners of the Bank		138,295,009	(41,653,877)
Attributable to non-controlling interests		6,844,360	4,211,621

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	2026
	Share	Non-capitalized		Other Comprehensive		Reserves
	capital	contributions		Income
	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI	Income/(loss) on hedge instruments				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments					Retained earnings
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	1,302,739,847	(30,149,360)	-	1,041,235,196	1,162,109,639	273,596,113	3,756,889,119	121,564,511	3,878,453,630

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	78,421,486	78,421,486	6,802,370	85,223,856
- Other comprehensive income for the period	-	-	-	59,839,746	33,777	-	-	-	59,873,523	41,990	59,915,513

Balances at fiscal period end	612,710	6,744,974	1,302,739,847	29,690,386	33,777	1,041,235,196	1,162,109,639	352,017,599	3,895,184,128	128,408,871	4,023,592,999

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	2025
	Share	Non-capitalized		Other Comprehensive	Reserves
	capital	Contributions		Income
	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI			Retained earnings	Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	1,302,739,847	70,598,355	939,523,194	883,989,154	508,560,009	3,712,768,243	60,564,963	3,773,333,206

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	104,005,657	104,005,657	4,211,621	108,217,278
- Other comprehensive loss for the period	-	-	-	(145,659,534)	-	-	-	(145,659,534)	-	(145,659,534)

Restated balances at the beginning of the period	612,710	6,744,974	1,302,739,847	(75,061,179)	939,523,194	883,989,154	612,565,666	3,671,114,366	64,776,584	3,735,890,950

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

Accounts	03.31.26	03.31.25

Cash flows from operating activities

Income before income tax	131,975,160	174,832,743

Adjustment for total monetary income for the period	218,529,919	198,437,035

Adjustments to obtain cash flows from operating activities:	689,862,370	220,039,558
Depreciation and amortization	32,151,023	27,593,156
Impairment of financial assets	244,847,600	127,077,361
Effect of foreign exchange changes on cash and cash equivalents	390,771,224	63,426,567
Other adjustments	22,092,523	1,942,474

Net increases/(decreases) from operating assets:	(1,093,320,644)	(2,926,720,905)
Debt securities at fair value through profit or loss	(151,512,876)	(461,974,130)
Derivative instruments	(34,116,412)	4,493,395
Loans and other financing	(855,157,527)	(2,230,445,839)
Non-financial Government sector	(2,455,028)	(3,106,157)
Other financial institutions	54,419,736	(16,354,467)
Non-financial Private Sector and Residents Abroad	(907,122,235)	(2,210,985,215)
Other debt securities	(469,474,141)	(66,882,648)
Financial assets pledged as collateral	505,760,092	186,871,238
Investments in equity instruments	(34,061,353)	4,304,490
Other assets	(54,758,427)	(363,087,411)

Net (decreases)/increases from operating liabilities:	49,778,539	1,643,254,904
Deposits	241,971,339	1,454,239,835
Non-financial Government sector	332,099,610	1,650,260
Financial sector	2,004,405	4,623,025
Non-financial Private Sector and Residents Abroad	(92,132,676)	1,447,966,550
Liabilities at fair value through profit or loss	35,117,694	-
Derivative instruments	7,577,239	11,526,137
Repo transactions and surety bonds	(426,067,812)	-
Other liabilities	191,180,079	177,488,932

Income tax paid	(2,067,650)	(1,060,123)

Total cash flows used in operating activities	(5,242,306)	(691,216,788)

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2026 AND 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

Accounts	03.31.26	03.31.25

Cash flows from investing activities

Payments:	(26,631,357)	(24,441,493)
Purchase of property and equipment, intangible assets and other assets	(26,503,442)	(24,075,472)
Other payments related to investing activities	(127,915)	(366,021)

Collections:	-	516,586
Other collections related to investing activities	-	516,586

Total cash flows used in investing activities	(26,631,357)	(23,924,907)

Cash flows from financing activities

Payments:	(360,395,919)	(14,828,107)
Dividends	(7,017,632)	-
Non-subordinated corporate bonds	(20,281,985)	(10,554,007)
Financing from local financial institutions	(213,926,011)	-
Payment of lease liabilities	(4,543,752)	(4,274,100)
Other payments related to financing activities	(114,626,539)	-

Collections:	-	273,604,835
Non-subordinated corporate bonds	-	186,587,563
Financing from local financial institutions	-	86,990,649
Other collections related to financing activities	-	26,623

Total cash flows (used in) / generated by financing activities	(360,395,919)	258,776,728

Effect of exchange rate changes on cash and cash equivalents	(390,771,224)	(63,426,567)
Effect of net monetary income/(loss) of cash and cash equivalents	(412,585,121)	(295,678,580)

Total changes in cash flows	(1,195,625,927)	(815,470,114)
Restated cash and cash equivalents at the beginning of the year (Note 3)	5,201,052,797	4,065,520,455
Cash and cash equivalents at fiscal period-end (Note 3)	4,005,426,870	3,250,050,341

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 234 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of March 31, 2026.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

Milei’s administration took office and its main objectives, included the elimination of the fiscal deficit based on the reduction of the primary public expenditure of both Argentina and its Provinces, and the resizing of the state’s structure, by eliminating subsidies and transfers.

The measures taken regarding the monetary policy have significantly reduced the gap between the values of currencies in the official and free exchange markets (transactions in the stock market) from a peak of 200% in Q4 2023 to 6% as of the date of issuance of these financial statements. In April 2025, new measures were established aimed at easing the regulations to access the foreign exchange market, including establishing floating bands (initially between ARS 1,000 and ARS 1,400, a range adjusted at a 1% per month until December 2025, and from January 2026 onwards, in line with the evolution of inflation), within which the US dollar exchange rate can fluctuate in the foreign exchange market, the elimination of foreign exchange restrictions applicable to individuals, the authorization of companies to transfer dividends abroad to non-resident shareholders for the fiscal years starting from January 1, 2025 and increased flexibility to make payments abroad for imports of goods and services, among other regulations.

Furthermore, as part of the measures adopted since the beginning of its administration, the Argentine Government and the BCRA restructured monetary and financial policies to significantly reduce the so-called quasi-fiscal deficit, while inflation declined substantially (31.5% in 2025 and 9.4% in Q1 2026).

In relation to sovereign debt, various voluntary local debt swaps, along with agreements reached regarding obligations with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid defaults, and the BCRA made progress in redressing the external commercial debt and, in accumulating international reserves sourced from both the trade surplus and the Asset Regularization Regime established under Law No. 27,743.

At a broader level, the Argentine government’s program includes significant reforms across the economic, labor, tax and social security frameworks, among others, as well as to other areas of public policy, with a view to deregulating various sectors. In addition, on December 15, 2025, the BCRA announced its international reserves accumulation target of USD 17 billion for 2026, to be achieved through foreign currency purchases by the BCRA in the MULC (Mercado Único y Libre de Cambios, in Spanish).

Even though the national macroeconomic and financial situation has improved favorably in recent months, the slow and uneven recovery of the country's level of activity, including a certain increase in the delinquency level in both financial and non-financial system, as well as a relatively uncertain international context influenced by the effects of the geopolitical conflicts in the Middle East, require the Entity's Management to continuously monitor the situation in order to identify any matters that may affect its financial position and performance, which may need to be reflected in future financial statements.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Basis for preparation

2.1.1. Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financing Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards as issued by the IASB, the following affects the preparation of these consolidated condensed interim financial statements:

-	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of March 31, 2026 and December 31, 2025, its shareholders’ equity would have been reduced by 272,628 and 528,233, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS Accounting Standards issued by the IASB as adopted by the BCRA as per Communication “A” 8400. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on May 26, 2026.

2.1.2. Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of March 31, 2026 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The consolidated condensed statement of financial position as of March 31, 2026 is presented comparatively with data as of the end of the previous fiscal year, while the consolidated condensed statements of income, other comprehensive income, and changes in shareholders’ equity and cash flows and the related notes for the three-month period then ended are presented comparatively with the same period of the previous fiscal year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated condensed interim financial statements as of March 31, 2026 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

In accordance with IAS 29, the Argentine economy is considered hyperinflationary. Among other indicators, the cumulative inflation rate over the preceding three years exceeded 100%. Consequently, these financial statements have been restated as though the economy had always been hyperinflationary, using the price index series prepared and published by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which combines the consumer price index (CPI) as from January 2017 with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by National Institute of Statistics and Census (INDEC, as per its Spanish acronym) until such date.

Considering the index referred to above, inflation for the three-month periods ended March 31, 2026 and 2025 was 9.44% and 8.57%, respectively, and for the fiscal year ended December 31, 2025, it was 31.55%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items and non-monetary items measured at current values are not restated, as they are already expressed in terms of the current measuring unit at the end of the reporting period.
ii.	Non-monetary items measured at historical cost or at a current values as of a date prior to the end of the reporting period are restated in year-end currency using coefficients showing the variation occurred in the general price index as from the date of acquisition or restatement until the closing date.
iii.	Share capital is stated year-end currency by multiplying the nominal value of the shares by the coefficient corresponding to the date of subscription.
iv.	Qualitative changes affecting retained earnings, such as the creation and reversal of reserves and the absorption of accumulated losses, are stated in terms of year-end currency by multiplying the nominal amount of the change by the coefficient corresponding to the previous fiscal year-end.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity restated equity items as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 as issued by the BCRA, except for reserves (including the reserve for first time application of IFRS Accounting Standards), which were maintained at their nominal value as of such date. Restated retained earnings are determined according to the difference between restated net assets and the rest of the component of initial equity restated, while the balances of other accumulated comprehensive income / (loss) were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Inflation adjustment to the share capital” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.

ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Effect of net monetary income/(loss) of cash and cash equivalents”.

2.2. Basis for consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of March 31, 2026 and December 31, 2025.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

–	The purpose and design of the investee.
–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of March 31, 2026 and December 31, 2025, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
FCA Compañía Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager and Comprehensive Settlement and Clearing Agent

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. The case was referred to the Attorney General of the Nation, who issued two non-binding opinions recommending that the Argentine Supreme Court of Justice dismiss the appeals filed by Consolidar AFJP S.A. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Likewise, in the hypothetical event that in the event of a rejection of the claim, all or part of the costs were imposed on Consolidar AFJP S.A. (in liquidation) and that the assets of said entity were insufficient to support them, the Bank would face such expenses, reserving the right to repeat the proportional part corresponding to the remaining shareholder.

As of March 31, 2026 and December 31, 2025, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
FCA Compañía Financiera (1)	Common	721,431,000	50.00%	50,00%	50,00%	50,00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%

(1) According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of March 31, 2026 and December 31, 2025, are as follows:

Entity	Balances as of 03/31/2026
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Total comprehensive income(loss) attributable to owners of the Parent	Total comprehensive income (loss) attributable to non-controlling interests
Banco BBVA Argentina S.A. (Separate)	24,836,107,801	20,940,923,673	3,895,184,128	-	138,295,009	-
Volkswagen Financial Services Cía. Financiera S.A.	553,740,492	450,439,916	52,683,294	50,617,282	3,391,155	3,258,167
PSA Finance Arg. Cía. Financiera S.A.	360,708,823	291,575,831	34,566,495	34,566,497	2,479,738	2,479,741
FCA Compañía Financiera S.A.	447,618,321	361,508,482	43,054,920	43,054,919	1,129,799	1,129,799
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	502,772	133,716	198,883	170,173	(27,286)	(23,347)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	191,950,293	89,643,682	102,306,611	-	10,611,359	-
Withdrawals	(678,621,576)	(445,811,373)	(232,810,203)	-	(17,584,765)	-
Banco BBVA Argentina S.A.(Consolidated)	25,712,006,926	21,688,413,927	3,895,184,128	128,408,871	138,295,009	6,844,360

Entity	Balances as of 12/31/2025				Balances as of 03/31/2025
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Total comprehensive income(loss) attributable to owners of the Parent	Total comprehensive income (loss) attributable to non-controlling interests
Banco BBVA Argentina S.A. (Separate)	26,855,314,350	23,098,425,231	3,756,889,119	-	(41,653,877)	-
Volkswagen Financial Services Cía. Financiera S.A.	613,721,949	517,070,695	49,292,141	47,359,113	1,860,270	1,787,321
PSA Finance Arg. Cía. Financiera S.A.	390,086,398	325,912,885	32,086,757	32,086,756	2,456,094	2,456,093
FCA Compañía Financiera S.A. (1)	434,216,432	350,366,191	41,925,121	41,925,120	-	-
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	529,492	109,803	226,167	193,522	(37,158)	(31,793)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	139,353,604	47,658,406	91,695,198	-	12,572,037	-
Withdrawals	(625,184,955)	(409,959,571)	(215,225,384)	-	(16,851,243)	-
Banco BBVA Argentina S.A.(Consolidated)	27,808,037,270	23,929,583,640	3,756,889,119	121,564,511	(41,653,877)	4,211,621

(1) FCA Compañía Financiera S.A. has been consolidated with the Entity since December 31, 2025. See also the section entitled “Closing of the acquisition of 50% of FCA Compañía Financiera S.A.’s capital stock and assesment of final consideration” in Note 2.2 to the annual consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued.

The Board of Directors of the Entity considers that there are no other companies or structured entities that should be included in the interim consolidated condensed financial statements as of March 31, 2026.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 51). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 52). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Summary of significant accounting policies

These consolidated condensed interim financial statements as of March 31, 2026 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which, in particular for consolidated condensed interim financial statements, is based on IAS 34 “Interim financial reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, except as indicated in Note 2.1.1.

These consolidated condensed interim financial statements include all the information necessary for users to properly understand the basis of preparation and presentation applied in their preparation, as well as the significant events and transactions that have occurred since the issuance of the last annual consolidated financial statements for the fiscal year ended December 31, 2025. However, these consolidated condensed interim financial statements do not include all the information and disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued.

2.3.1. Going concern

The Entity's Management conducted an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, Management is not aware of any material uncertainties that may cast doubt on the Entity's ability to continue as a going concern. Therefore, these consolidated financial statements have been prepared on a going concern basis.

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS Accounting Standards requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2025, which have already been issued.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2026, the following amendments to IFRS Accounting Standards became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendments to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

-	Clarify that a financial liability is derecognized on the “settlement date,” i.e., when the related obligation is fulfilled, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date if certain conditions are met.
-	Clarify how to assess contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) and other similar contingent characteristics.
-	Clarify the treatment of non-recourse assets and contractually linked instruments.
-	Require additional disclosures for financial assets and liabilities with contractual terms that refer to a contingent event (including those that are linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments did not have any impact on the financial statements.

Improvements to IFRS Accounting Standards

In July 2024, the IASB published Annual Improvements to IFRS Accounting Standards - Volume 11. Below is a summary of the amendments made:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a first-time adopter.
-	IFRS 7 Financial Instruments: Disclosures about gain or loss on derecognition, deferred difference between fair value and transaction price, and disclosures about credit risk; amendments are also made to paragraph IG1 of the Implementation Guidance.
-	IFRS 9 Financial Instruments - Derecognition of lease liabilities by the lessee. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
-	IFRS 9 Financial Instruments - Transaction Price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.
-	IFRS 10 Consolidated Financial Statements - Determination of a “de facto agent”: paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is only one example of the various relationships that could exist between the investor and other parties acting as de facto agents of the investor.
-	IAS 7 Statement of Cash Flows - Cost Method: paragraph 37 of IAS 7 has been amended to replace the term “cost method” with “at cost”, following the previous deletion of the definition of “cost method”.

These amendments did not have any impact on the financial statements.

Amendments to IFRS 9 and IFRS 7 – Power Purchase Agreements

In December 2024, the IASB issued amendments regarding nature-dependent electricity contracts, which include:

– Clarify the application of the “own use” requirements.

– Permit hedge accounting if these contracts are used as hedging instruments.

– Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The clarifications regarding the “own use” requirements must be applied retrospectively, whereas the guidance permitting hedge accounting must be applied prospectively to new hedging relationships designated on or after the initial application date.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

These amendments did not have any impact on the financial statements.

2.6. New pronouncements

As established in BCRA Communication “A” 6114, as the new IFRS Accounting Standards are approved, either by amending or repealing former ones, and once all these changes are adopted through the adoption circulars published by the FACPCE, the BCRA will issue an opinion regarding its approval for financial institutions. In general, early application will not be allowed with respect of any new IFRS unless expressly admitted upon their adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are disclosed below. The Entity will adopt these standards, if applicable, when they are effective.

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, which addresses the format for the presentation of profit or loss in financial statements, performance measures defined by management and aggregation/disaggregation of disclosures. This standard will replace IAS 1 and is effective from January 1, 2027. The Entity is evaluating the effects these amendments may have on the financial statements.

Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency

In November 2025, the IASB issued amendments to IAS 21 requiring the translation of a non-hyperinflationary functional currency to a hyperinflationary presentation currency at the closing exchange rate.

If an entity’s functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, its results and financial position are translated into the presentation currency by converting all amounts (i.e., assets, liabilities, equity items, income, and expenses) and all comparative data at the closing exchange rate at the date of the most recent statement of financial position. An entity whose functional and presentation currency is that of a hyperinflationary economy restates the comparative amounts of a foreign operation whose functional currency is that of a non-hyperinflationary economy by applying the general price index, in accordance with paragraph 34 of IAS 29, to the comparative figures of the foreign operation.

The amendments also introduce certain additional disclosure requirements.

These amendments are effective as of January 1, 2027. The Entity is currently evaluating the impact that these amendments may have on the financial statements.

2.7. Transcription to the books

As of the date of these consolidated condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication, the most recently transcribed financial statements being those as of December 31, 2025. In addition, entries corresponding to January, February and March 2026 are in the process of being transcribed to the general journal in accordance with the applicable laws.

3. Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	03.31.26	12.31.25

B.C.R.A. - Unrestricted current account	1,785,223,831	2,384,493,469
Balances with other local and foreign financial institutions	1,125,356,596	1,353,402,600
Cash	1,094,219,159	1,453,816,874
Cash and cash equivalents for spot purchases or sales pending settlement	627,284	9,339,854

TOTAL	4,005,426,870	5,201,052,797

The balances of Cash and deposits in banks as of March 31, 2025 and December 31, 2024 amounted to 250,050,341 and 4,065,520,455, respectively.

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	03.31.26	12.31.25

Government securities	475,483,162	344,717,698
Private securities – Corporate bonds	184,002	537,256
BCRA Notes	120,591	-

TOTAL	475,787,755	345,254,954

A breakdown of this information is provided in Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.26	12.31.25

Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	64,873,215	28,926,727
Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	7,007,388	12,905,478
Debit balances linked to interest rate swaps - floating rate for fixed rate	569,490	702,790
TOTAL	72,450,093	42,534,995

Liabilities

	03.31.26	12.31.25

Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	12,503,789	4,539,683
Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	1,489,694	2,490,306
Credit balances linked to interest rate swaps - floating rate for fixed rate	-	79,051

TOTAL	13,993,483	7,109,040

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	03.31.26	12.31.25

Foreign currency forwards

Foreign currency forward purchases - US$	470,286	631,333
Foreign currency forward sales - US$	441,065	587,705
Foreign currency forward sales - Euros	3,000	7,800

Interest rate swaps

Fixed rate for floating rate (1)	7,000,000	14,000,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

6. Repo transactions and surety bonds

Reverse repurchase transactions and surety bonds

No reverse repurchase transactions or surety bonds were accounted for by the Group as of March 31, 2026 and December 31, 2025.

Repurchase transactions and surety bonds

As of March 31, 2026 and December 31, 2025, the Group carries the following repurchase transactions and surety bonds:

	03.31.26	12.31.25

Amounts payable for borrowing surety bond transactions	66,898,442	26,830,314
Amounts payable from government securities repo transactions with financial institutions	-	485,609,168

TOTAL	66,898,442	512,439,482

7. Other financial assets

Breakdown is as follows:

	03.31.26	12.31.25
Measured at amortized cost

Other receivables	135,620,891	162,527,236
Non-financial debtors from spot transactions pending settlement	60,194,904	3,674,915
Financial debtors from spot transactions pending settlement	48,506	-
Other	489,308	1,063,317

	196,353,609	167,265,468

Measured at fair value through profit or loss

Mutual funds	1,639,152	1,898,461

	1,639,152	1,898,461

Allowance for loan losses (Exhibit R)	(2,822,335)	(2,978,891)

TOTAL	195,170,426	166,185,038

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	03.31.26	12.31.25

Credit Cards	3,389,747,296	3,633,281,964
Loans for the prefinancing and financing of exports	2,819,924,722	2,539,519,756
Notes	2,114,156,117	2,310,097,439
Consumer loans	1,531,313,615	1,571,385,923
Overdrafts	1,243,418,991	1,299,256,951
Pledge loans	1,027,927,479	832,774,237
Discounted instruments	884,601,291	985,993,814
Mortgage loans	731,880,758	682,095,210
Other financial institutions	196,002,422	254,953,989
Loans to employees	148,901,084	144,886,220
Receivables from finance leases	46,247,390	43,675,764
Instruments purchased	16,523,432	21,877,338
Non-financial government sector	5,559,563	3,450,370
Other financing	1,709,647,599	2,164,618,806

	15,865,851,759	16,487,867,781

Allowance for loan losses (Exhibit R)	(798,265,785)	(675,423,307)

TOTAL	15,067,585,974	15,812,444,474

The Group as lessor entered into finance lease agreements related to automobiles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	03.31.26		12.31.25
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	28,223,186	14,997,091	26,704,456	13,717,829
From 1 to 2 years	22,769,127	13,982,079	23,671,500	13,795,883
From 2 to 3 years	15,325,022	10,420,940	14,253,298	9,645,202
From 3 to 4 years	7,102,192	5,213,378	6,153,605	4,499,245
From 4 to 5 years	1,886,030	1,633,902	2,531,700	2,000,369
More than 5 years	-	-	24,189	17,236

TOTAL	75,305,557	46,247,390	73,338,748	43,675,764

Share capital		45,436,278		42,987,537
Interest accrued		811,112		688,227

TOTAL		46,247,390		43,675,764

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	03.31.26	12.31.25

Total Exhibits B and C	16,109,520,141	16,748,170,670
Plus:
Loans to employees	148,901,084	144,886,220
Interest and other items accrued receivable from financial assets with credit value impairment	36,535,363	30,493,337
Less:
Allowance for loan losses (Exhibit R)	(798,265,785)	(675,423,307)
Adjustments for effective interest rate	(192,451,197)	(197,010,125)
Corporate bonds and other private securities	(36,811,509)	(48,238,202)
Loan commitments	(199,842,123)	(190,434,119)

Total loans and other financing	15,067,585,974	15,812,444,474

Note 44 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of March 31, 2026 and December 31, 2025, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.26	12.31.25

Secured loans	83,697,229	72,782,025
Liabilities related to foreign trade transactions	73,962,436	74,570,855
Overdrafts and receivables not used	37,944,040	37,800,044
Guarantees granted	4,238,418	5,281,195

TOTAL	199,842,123	190,434,119

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 44 Risk of financial instruments to the consolidated financial statements as of December 31, 2025).

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	03.31.26	12.31.25

Argentine Treasury Bonds in pesos. Maturity 05-23-2027	17,300,369	17,461,092
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23- 2027	6,890,381	7,538,508
Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 01-16-2026	-	614,119,094

TOTAL	24,190,750	639,118,694

A breakdown of this information is provided in Exhibit A.

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	03.31.26	12.31.25

Government securities	3,508,440,937	2,645,133,969
Private securities – Corporate bonds	35,323,474	46,734,143

TOTAL	3,543,764,411	2,691,868,112

A breakdown of this information is provided in Exhibit A.

Debt Swap – January 2025

In January 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	13,857,176,685
Argentine Treasury Bills capitalizable in pesos. Maturity May 30, 2025 (LT S30Y5)	26,690,835,200
Argentine Treasury Bills capitalizable in pesos. Maturity July 18, 2025 (LT S18J5)	50,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 30, 2025 (LT S30J5)	25,112,610,000
Argentine Treasury Bonds in pesos Zero Coupon adjusted by Cer. Maturity June 30, 2025 (TZX25)	3,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity August 29, 2025 (LT S29G5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 31, 2025 (LT S31L5)	175,850,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 12, 2025 (LT S12S5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2026 (LT S30S5)	50,000,000,000
Argentine Treasury Bonds capitalizable in pesos. Maturity October 17, 2025 (T17O5)	100,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity May 16, 2025 (LT S16Y5)	19,387,383,700

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	91,130,891,038
Argentine Treasury Bonds in pesos at dual rate. Maturity March 16, 2026 (TTM26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity June 30, 2026 (TTJ26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity September 15, 2026 (TTS26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity December 15, 2026 (TTD26)	163,702,463,038

Debt Swap – February 2025

In February 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	42,927,187,195

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	64,312,653,526

Debt Swap - April 2026

In April 2026, the Bank launched two voluntary debt swaps under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swaps were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bonds in Pesos at Dual Rate. Maturity September 15, 2026 (TTS26)	195,493,229,418

Securities Received
Species	Nominal values
Argentine Treasury Bonds in Pesos at TAMAR Rate. Maturity February 25, 2028 (TMF28)	300,000,000,000

Securities Delivered
Species	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity August 31, 2026 (LT M31G6)	353,714,529,443
Argentine Treasury Bonds in Pesos at Dual Rate. Maturity December 15, 2026 (TTD26)	274,483,082,877

Securities Received
Species	Nominal values
Argentine Treasury Bonds in Pesos at TAMAR Rate. Maturity February 25, 2028 (TMF28)	840,000,000,000

10. Financial assets pledged as collateral

Breakdown is as follows:

		03.31.26	12.31.25

BCRA – Special guarantee accounts (Note 48)	(1)	354,656,571	379,815,283
Deposits as collateral	(2)	272,418,289	251,751,648
Guarantee trust - USD and Debt securities at fair value through OCI	(3)	76,686,482	39,306,557
Guarantee trust - Government Securities at fair value through OCI	(4)	19,867,963	106,045,864
Repurchase transactions – Government securities at fair value	(5)	-	538,337,924

TOTAL		723,629,305	1,315,257,276

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and surety bonds.
(3)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. As of March 31, 2026, the trust is composed of Treasury Bonds (Species AL30), Bonds for the reconstruction of a Free Argentina (Species S1B, S1C and S1D), Private Securities (Species YM35O) and dollars in cash. As of December 31, 2025, the trust was composed of Treasury Bills (Species D16E6), Bonds for the reconstruction of a Free Argentina (Species S1B, S1C and S1D), Private Securities (Species YM35O) and dollars in cash.
(4)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TZX26, TZXD7 and TTJ26). As of December 31, 2025, the trust was composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TZX26, TZXD7, TTJ26 and TTD26).
(5)	Set up as collateral of repo transactions with financial institutions.

11. Income tax

This tax should be booked using the balance sheet liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

11.1. Current income tax assets

Breakdown is as follows:

	03.31.26	12.31.25

Tax advances	2,708,349	421
	2,708,349	421

11.2. Current income tax liabilities

Breakdown is as follows:

	03.31.26	12.31.25

Income tax provision	237,839,342	153,121,471
Collections and withholdings	(2,254,928)	(2,003,690)
Tax advances	(16,674,082)	(14,161,282)

	218,910,332	136,956,499

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized in		03.31.2026
	As of 12.31.2025	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	174,941,690	31,688,248	-	206,629,938	-
Provisions	64,468,409	(301,962)	-	64,166,447	-
Loans and cards commissions	23,119,480	(2,963,178)	-	20,156,302	-
Organizational expenses and others	(85,719,089)	(4,834,925)	-	-	(90,554,014)
Property and equipment and miscellaneous assets	(122,556,206)	(14,963)	-	-	(122,571,169)
Debt securities, investments in equity instruments and derivatives	8,173,789	(2,923,862)	(40,765)	5,209,162	-
Other	2,367,625	(444,636)	-	1,922,989	-

Balance	64,795,698	20,204,722	(40,765)	298,084,838	(213,125,183)

Offsettings				(207,079,177)	207,079,177

Net Deferred Assets and Liabilities				91,005,661	(6,046,006)

Account		Changes recognized in		As of 12.31.2025
	As of 12.31.2024	Profit or loss	Acquisitions made through business combinations	Deferred tax asset	Deferred tax liability

Allowance for loan losses	66,293,363	106,342,772	2,305,555	174,941,690	-
Provisions	80,682,168	(16,413,270)	199,511	64,468,409	-
Loans and cards commissions	18,610,420	16,553,892	(12,044,832)	23,119,480	-
Organizational expenses and others	(64,105,679)	(21,613,410)	-	-	(85,719,089)
Property and equipment and miscellaneous assets	(116,622,048)	(5,861,088)	(73,070)	-	(122,556,206)
Debt securities, investments in equity instruments and derivatives	(21,016,885)	29,140,031	50,643	8,173,789	-
Tax inflation adjustment	96,846	(96,846)	-	-	-
Tax losses	72,558,092	(72,558,092)	-	-	-
Other	77	(20)	2,367,568	2,367,625	-

Balance	36,496,354	35,493,969	(7,194,625)	273,070,993	(208,275,295)

Offsettings				(201,080,670)	201,080,670

Net Deferred Assets and Liabilities				71,990,323	(7,194,625)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	03.31.26	03.31.25

Current income tax expense	(66,956,026)	(93,255,463)
Income/(loss) from deferred income tax	20,204,722	26,639,998

Income tax recognized through profit or loss	(46,751,304)	(66,615,465)

Income tax recognized through OCI	(32,580,390)	79,601,219

Total income tax	(79,331,694)	12,985,754

The Group's effective tax rate calculated on the income tax recognized in the income statement for the fiscal period ended March 31, 2026 and 2025 was 35% and 38%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of March 31, 2026, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

-Request for refund. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

On February 7, 2025, a favorable judgment was rendered in favor of the Entity, upholding the claim and admitting the refund of the amounts paid in excess. On March 5, 2026, the Court of Appeals upheld the first-instance judgment, declaring Section 194 of the Income Tax Law (ITL), which provided for the deferral of the inflation adjustment over six fiscal periods, to be inapplicable. This judgment was appealed by the Revenue and Customs Control Agency ("ARCA") through an extraordinary appeal before the Argentine Supreme Court of Justice. On April 23, 2026, the Court of Appeals rejected the extraordinary appeal. The tax authorities subsequently filed an appeal before the Argentine Supreme Court of Justice.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to requests for refund filed.

-Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the ARCA for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (162,997,914 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (144,474,888 in restated values) and on the income tax expense of 784,000 (18,523,039 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 23, 2023, ARCA filed an appeal, requiring the revocation of the judgment.

On July 1, 2024, the Court rejected the ARCA’s claims on the merits. ARCA filed an extraordinary appeal against the favorable judgment for the Bank, which was also rejected.

On April 16, 2025, the Court decided to deny the extraordinary appeal filed by ARCA. Consequently, on April 25, 2025, ARCA filed an appeal with the Argentine Supreme Court of Justice.

On May 7, 2026, the Argentine Supreme Court of Justice dismissed the appeal filed by ARCA. As a result, the Court of Appeals' judgment in favor of BBVA became final and binding, thereby confirming BBVA's right to recognize the full inflation adjustment in that fiscal year.

-Request for refund. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the ARCA in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the ARCA's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

-Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the ARCA to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law. The action is pending before the Federal Court on Contentious Administrative Matters No. 9.

On October 28, 2025, judgment was passed dismissing the declaratory action for procedural reasons, issuing no resolution on the substance of the matter. Such judgment was appealed.

-Request for refund. Fiscal year 2023

On September 13, 2024, the Bank filed an administrative claim with the ARCA requesting that the amending tax return filed on May 13, 2024, in connection with income tax for the 2023 tax year amounting to 2,491,499 (in nominal terms) be recognized. The claim was grounded on the fact that the partial application of the adjustment for inflation mechanisms under section 93, Income Tax Law, is unconstitutional because it affects the fairness, equality, tax-paying capacity and confiscation principles.

-Requests for refund. Fiscal years 2014 and 2015

Regarding fiscal years 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 647,945 and 555,002, respectively, in nominal values, based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2019 and 2020”.

In the judicial case of the repetition corresponding to the fiscal period 2014, on July 12, 2023, the Entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected. In this way, the favorable judgments of the previous instances that recognized the Bank the repetition of 647,946 (in nominal values) for said period plus interest until effective payment become final.

Then, on November 19, 2024, the Court approved the liquidation of 647,945 (in nominal values) plus 2,226,229 (in nominal values) corresponding to accrued interest from the filing of the request for repetition until September 23, 2024 (in nominal values) calculated according to the average monthly passive rate published by the BCRA and as of July 17, 2019, the effective monthly rate published by the ARCA applies, in compliance with Resolution MH 598/19, 559/2022 and 3/2024. Without prejudice to the interest that will continue to accrue until the payment date.

As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 3,046,091 restated as of March 31, 2026.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and ARCA appealed such judgment.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

On July 10, 2025, the Court decided to dismiss the extraordinary appeal filed by ARCA and upheld the Bank’s appeal as regards the rate applicable to the claim and the refund procedure.

On July 17, 2025, the ARCA filed a petition for denied appeal against the resolution that rejected its extraordinary appeal. The file is pending with the Argentine Supreme Court of Justice.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	03.31.26	12.31.25

Private securities - Shares of other non-controlled companies	11,464,136	11,009,688
TOTAL	11,464,136	11,009,688

A breakdown of this information is provided in Exhibit A.

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	03.31.26	12.31.25

Compensadora Electrónica S.A.	5,129,690	5,129,690
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)	3,904,962	4,700,322
Banco Latinoamericano de Exportaciones S.A.	1,428,270	1,433,715
Seguro de Depósitos S.A.	536,324	395,207
Other	73,125	83,704

TOTAL	11,072,371	11,742,638

A breakdown of this information is provided in Exhibit A.

13. Investments in associates

Breakdown is as follows:

	03.31.26	12.31.25

Rombo Compañía Financiera S.A.	25,767,411	24,565,160
BBVA Seguros Argentina S.A.	9,551,887	9,092,993
Interbanking S.A.	5,268,583	5,268,583
Play Digital S.A. (1)	1,448,071	2,290,779
Openpay Argentina S.A. (2)	1,042,225	990,758

TOTAL	43,078,177	42,208,273

(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of December 31, 2025. Additionally, significant transactions carried out or events that occurred between January 1 and March 31, 2026 have been considered.

(2)	On February 4, 2026, a capital contribution was made, amounting to 123,730 (127,915 in restated values), which was paid in in cash. Furthermore, on October 6, 2025, a capital contribution was made, amounting to 187,650 (216,434 in restated values), which was paid in in cash.

14. Property and equipment

Breakdown is as follows:

	03.31.26	12.31.25

Real estate	629,985,954	634,011,423
Furniture and facilities	112,848,552	118,130,074
Right of use – Real Estate (1)	91,747,380	92,358,741
Machinery and equipment	70,407,691	79,360,027
Works in progress	60,813,055	53,085,627
Automobiles	4,235,763	4,371,567

TOTAL	970,038,395	981,317,459

(1)	The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, the recoverable value of Property and equipment exceeded its accounting balance.

15. Intangible assets

Breakdown is as follows:

	03.31.26	12.31.25

Own systems development expenses	137,813,894	130,603,572

TOTAL	137,813,894	130,603,572

16. Other non-financial assets

Breakdown is as follows:

	03.31.26	12.31.25

Investment properties	197,654,166	198,714,802
Prepayments	46,927,747	40,536,706
Tax advances	37,197,992	35,627,457
Advances to suppliers of goods	27,911,710	28,272,926
Other miscellaneous assets	20,574,706	13,107,563
Advances to personnel	2,911,187	20,240,352
Foreclosed assets	229,740	230,660
Others	1,771,781	5,176,305

TOTAL	335,179,029	341,906,771

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have been already issued, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such date in the properties detailed below:

Account	Impairment
	03.31.26	12.31.25

Rented Real Estate – Della Paolera	(17,596,477)	(17,596,477)
Rented Real Estate – Edificio Tesla	(13,084,148)	(13,084,148)
Rented Real Estate – Torre BBVA	(10,479,092)	(10,479,092)
Rented Real Estate - Viamonte	(2,305,556)	(2,305,556)
Rented Real Estate – Mar del Plata	(72,661)	(72,661)
Rented Other investment property - City of Buenos Aires	(99,511)	(99,511)
Rented Other investment property - Caseros	(12,215)	(12,215)
Rented Other investment property - Mendoza	(876)	(876)

TOTAL	(43,650,536)	(43,650,536)

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	03.31.26	12.31.25

Real Estate held for sale – Llavallol	528,822	528,822
Real Estate held for sale – Avellaneda	429,667	429,667
Real Estate held for sale- Villa Lynch	392,833	392,833
Real Estate held for sale- Bernal	290,008	290,008
Real Estate held for sale- Villa del Parque (1)	-	1,900,455

TOTAL	1,641,330	3,541,785

(1) On March 18, 2026, the real estate held for sale – Villa del Parque was sold. The result of the transaction was accounted for in other operating expenses.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	03.31.26	12.31.25

Real Estate held for sale- Llavallol	(666,053)	(666,053)
Real Estate held for sale – Avellaneda	(66,801)	(66,801)
Real Estate held for sale – Villa del Parque	-	(273,344)

TOTAL	(732,854)	(1,006,198)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.26	12.31.25

Non-financial Government sector	795,738,041	513,623,336
Financial Sector	9,639,036	8,528,616
Non-financial Private Sector and Residents Abroad	16,655,174,350	18,307,466,298
Time deposits	7,220,171,744	7,595,397,539
Savings accounts	6,540,073,846	7,497,215,313
Checking accounts	2,812,661,484	3,127,333,823
Investment accounts	15,094,651	14,155,298
Other	67,172,625	73,364,325

TOTAL	17,460,551,427	18,829,618,250

19. Liabilities at fair value through profit or loss

Breakdown is as follows:

	03.31.26	31.12.25

Obligations from transactions with government securities	35,117,694	-

TOTAL	35,117,694	-

20. Other financial liabilities

Breakdown is as follows:

	03.31.26	12.31.25

Obligations from financing of purchases	1,326,958,245	1,418,383,381
Collections and other transactions on behalf of third parties	122,538,026	117,032,852
Receivables for spot purchases pending settlement	62,651,161	10,648,687
Payment orders pending credit	54,083,749	46,724,996
Lease liabilities (Note 25)	52,100,738	56,360,269
Cash and cash equivalents for spot purchases or sales pending settlement	39,584,910	-
Funds collected under ARCA’s instructions	31,807,304	46,699,046
Commissions accrued payable	196,066	206,326
Other	221,402,096	247,288,050

TOTAL	1,911,322,295	1,943,343,607

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	03.31.26	12.31.25

Local financial institutions	403,107,027	614,134,357
Foreign financial institutions	172,433,280	288,699,853
BCRA	557,169	1,885,263

TOTAL	576,097,476	904,719,473

22. Corporate bonds issued

As of March 31, 2026 and December 31, 2025, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value (in thousands)	Maturity	Rate	Payment of interest	Outstanding securities as of 03.31.26	Outstanding securities as of 12.31.25

Class 35 BBVA - US$	06.03.2025	62,313	06.03.2026	FIXED 5.75%	Semi-annual	86,163,379	99,526,981
Class 36 BBVA - AR$	06.10.2025	132,660,155	06.10.2026	TAMAR + 3.20%	Quarterly	132,660,154	131,177,622
Class 37 BBVA - US$	08.22.2025	43,355	08.22.2026	FIXED 6%	Semi-annual	59,949,648	69,247,604
Class 38 BBVA - AR$	11.20.2025	43,540,192	11.20.2026	TAMAR + 3.50%	Quarterly	43,540,192	47,651,355
Class 39 BBVA - US$	12.05.2025	50,000	12.05.2026	FIXED 5.75%	Semi-annual	69,137,890	79,860,906
Class 40 BBVA - US$	02.27.2026	36,503	27.08.2027	FIXED 5%	Semi-annual	50,475,031	-
Class 41 BBVA - AR$	03.04.2026	45,457,222	03.04.2027	TAMAR + 3.50%	Quarterly	45,457,222	-
Class 32 BBVA - US$	02.27.2025	16,510	02.27.2026	FIXED 3.5%	Upon maturity	-	26,370,072
Class 34 BBVA - AR$	02.27.2025	56,002,870	02.27.2026	TAMAR + 2.75%	Quarterly	-	61,290,788
Class 12 Volkswagen Financial Services - AR$	12.11.2025	21,142,300	12.11.2026	TAMAR + 4.5%	Quarterly	21,142,300	23,138,604
Class 13 Volkswagen Financial Services - AR$	12.11.2025	3,273,893	11.09.2026	TEM 2.59%	Upon maturity	3,273,893	3,583,021
Class 14 Volkswagen Financial Services - AR$	12.11.2025	3,342	12.11.2027	UVA + 9%	Quarterly	6,027,296	6,240,764
Corporate bond Series 30 PSA - AR$	12.23.2024	2,782,038	23.06.2026	TAMAR + 3.25%	Quarterly	2,782,038	6,088,535

Detail	Issuance date	Nominal value (in thousands)	Maturity	Rate	Payment of interest	Outstanding securities as of 03.31.26	Outstanding securities as of 12.31.25
Corporate bond Series 31 PSA - AR$	02.28.2025	2,591	01.03.2027	FIXED UVA + 8%	Quarterly	4,806,588	4,819,425
Corporate bond Series 34 PSA - AR$	12.19.2025	12,067	12.19.2027	FIXED UVA + 8.89%	Quarterly	22,386,261	22,553,550
Corporate bond Series 35 PSA - AR$	12.19.2025	13,788,245	12.19.2026	TAMAR + 4.24%	Quarterly	13,788,245	15,090,162
Corporate bond Series 36 PSA - AR$	12.19.2025	10,800,000	19.09.2026	FIXED TNA 35.39%	Upon maturity	10,800,000	11,819,760
Corporate bond Series 37 PSA - AR$	02.26.2026	19,884,375	26.05.2027	TAMAR + 4.75%	Quarterly	19,884,375	-
Corporate bond Series 38 PSA - AR$	02.26.2026	4,724,444	26.03.2027	FIXED TNA 38.44%	Upon maturity	4,724,444	-
Corporate bond Series 32 PSA - AR$	02.28.2025	19,813,161	02.28.2026	TAMAR + 3.2%	Quarterly	-	21,683,964
Corporate bond Class 20 - Series 1 - FCA AR$	11.29.2024	6,540	29.05.2027	FIXED UVA + 8.84%	Quarterly	12,021,501	12,155,620
Corporate bond Class 21 - Series 1 - FCA AR$	05.30.2025	2,371	05.30.2027	FIXED UVA + 10.50%	Quarterly	4,357,945	4,406,564
Corporate bond Class 21 - Series 2 - FCA AR$	05.30.2025	6,773,333	05.30.2026	FIXED TNA 36.87%	Upon maturity	6,773,333	7,412,886
Corporate bond Class 21 - Series 3 - FCA AR$	05.30.2025	4,111,111	05.30.2026	TAMAR + 3.75%	Quarterly	4,111,111	4,499,291
Corporate bond Class 22 - Series 1 - FCA AR$	02.24.2026	7,351	02.24.2028	FIXED UVA + 8.99%	Quarterly	13,511,820	-
Corporate bond Class 22 - Series 2 - FCA AR$	02.24.2026	7,900,000	24.11.2026	FIXED TNA 32.40%	Upon maturity	7,900,000	-
Corporate bond Class 22 - Series 3 - FCA AR$	02.24.2026	8,727,586	02.24.2027	TAMAR + 4.48%	Quarterly	8,727,586	-
Corporate bond Class 20 - Series 2 - FCA AR$	11.29.2024	2,550,000	01.03.2026	FIXED TNA 33.60%	Quarterly	-	2,790,777

				Total Consolidated Principal		654,402,252	661,408,251
				Consolidated Accrued Interest and adjustments payable		14,316,517	12,894,142
				Withdrawals (1)		(143,010)	(881,183)
				Total Consolidated Principal and Interest and adjustments accrued		668,575,759	673,421,210

(1)	Withdrawals represent corporate bonds held in portfolio by subsidiaries.

Definitions

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

TEM: Monthly effective rate.

TNA: Annual nominal rate

UVA: Acquisition value unit. The unit includes the update of the Benchmark Stabilization Coefficient (CER).

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized amount	Type of Corporate Bond	Term	Shareholders’ Meeting/Board of Directors’ Approval Date	CNV Approval
Banco BBVA Argentina S.A.	US$ 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	03.26.25	Resolution No. 14,967 dated November 29, 2004. The last increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.
Volkswagen Financial Services Cía. Financiera S.A.	US$ 250,000 thousand or its equivalent	Simple, not convertible into shares	5 years	04.24.23

The creation of the program and the extension thereof were authorized by Resolution No. RESFC-2018-19549-APN-DIR#CNV dated June 14, 2018, and DI2023-38-APN-GE#CNV dated August 18, 2023, respectively, issued by the Board of Directors of the CNV.

PSA Finance Argentina Compañía Financiera S.A.	Thousands of US$ 150,000 or its equivalent	Simple, non-convertible into shares	5 years	06.26.25	On April 26, 2018, the ordinary and extraordinary general shareholders’ meeting of PSA Finance Argentina Compañía Financiera S.A. decided on the updating and amendment of the Program terms and conditions to place corporate bonds stated in monetary units adjustable by indices, which was authorized by the CNV through Resolution No. RESFC-2018-19523- APN-DIR#CNV dated May 17, 2018. On August 8, 2025, the update and amendment of the Global Program for the issuance and reissuance of simple corporate bonds was issued and approved by the CNV on August 11, 2025.
FCA Compañía Financiera S.A.	Thousands of US$ 100,000 or its equivalent	Simple, non-convertible into shares	5 years	Shareholders’ Meeting dated March 20, 2025 and Board of Directors’ Meeting dated September 10, 2025	The public offering of the Corporate Bonds issued under the Program, the increase of the Program amount from US$50,000,000 to US$100,000,000, and the first extension of the Program term were authorized by the CNV through Resolution No. 16,448 dated November 10, 2010, Resolution No. 16,613 dated July 28, 2011, and Resolution No. 17,890 dated November 20, 2015. While the most recent extension of the Program term and amendment to certain terms and conditions were authorized by Resolution No. DI-2025-194-APN-GE#CNV of the CNV Issuers Department, dated October 22, 2025.

23. Provisions

Breakdown is as follows:

	03.31.26	12.31.25

Provision for contingent commitments (Exhibits J and R)	19,919,350	23,906,089
Provisions for termination plans (Exhibit J)	2,395,054	2,621,200
For administrative, disciplinary and criminal penalties (Note 53 and Exhibit J)	5,000	5,472
Other contingencies	29,246,900	28,522,397
Provision for commercial claims	21,675,630	20,299,074
Provision for tax claims	1,281,368	1,703,417
Provision for labor lawsuits	2,368,354	2,228,077
Other	3,921,548	4,291,829

TOTAL	51,566,304	55,055,158

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 233 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 67,437, out of which a potential or possible cash disbursement of approximately 21,698 is expected for the next 9 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	03.31.26	12.31.25

Miscellaneous creditors	272,230,825	341,945,480
Short-term personnel benefits	120,086,931	160,719,621
Other collections and withholdings	114,565,888	125,479,593
Other taxes payable	90,028,200	102,065,938
Advances collected	67,561,099	94,835,968
Long-term personnel benefits	5,871,988	6,426,434
Termination benefits payable	1,230,000	1,346,139
For contract liabilities (1)	1,170,523	3,023,301
Social security payment orders pending settlement	907,428	993,136
Dividends payable (Note 45)	-	12,916,084
Other	5,681,827	9,974,602

TOTAL	679,334,709	859,726,296

(1) It represents a performance obligation that must be complied with within a period of time.

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of March 31, 2026:

Rights of use under leases

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated at	value as of
Account	01.01.26	Additions	Derecognitions	as of 01.01.26	Derecognitions	period (1)	period-end	03.31.26

Leased real estate	163,558,179	6,555,071	8,876,258	71,199,438	3,598,661	1,888,835	69,489,612	91,747,380

(1) See note 39

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated at of	value as of
Account	01.01.25	Additions	Derecognitions	as of 01.01.25	Derecognitions	year	year end	12.31.25

Leased real estate	153,624,841	21,344,933	11,411,595	71,520,284	7,355,635	7,034,789	71,199,438	92,358,741

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.26	12.31.25

Up to one year	4,127,485	1,156,635	5,284,120	3,694,654
From 1 to 5 years	27,325,144	5,780,110	33,105,254	36,278,523
More than 5 years	13,711,364	-	13,711,364	16,387,092

			52,100,738	56,360,269

Interest and exchange rate difference recognized in profit or loss

	03.31.26	03.31.25

Other operating expenses

Interest on lease liabilities (Note 40)	(1,412,153)	(1,353,738)

Exchange rate difference

Exchange rate difference for finance lease (loss)	2,455,008	(1,546,893)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)            Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19,550). Therefore, and pursuant to Law No. 25.738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Share premium

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Equity adjustments

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI)
–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.
-	Legal reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with the financial reporting framework set forth by the BCRA must be allocated to the legal reserve. (see note 45 a)).

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves set up by the express will of the Entity.
–	Reserve for first-time application of IFRS: originated in the valuation differences of assets and liabilities in accordance with international financial reporting standards at the time of initial adoption.

27. Analysis of the evolution of financing activities

The following table provides a reconciliation between the opening and closing balances of the main liabilities arising from financing activities:

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	03.31.26
Financial liabilities

Opening balance	673,421,210	56,360,269	904,719,473	1,634,500,952

Cash flow
Issuance - Non-subordinated corporate bonds	153,390,237	-	-	153,390,237
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(173,672,222)	-	(213,926,011)	(387,598,233)
Other payments related to financing activities			(114,626,539)	(114,626,539)
Payment of lease liabilities	-	(4,543,752)	-	(4,543,752)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	-	6,555,071	-	6,555,071
Accrued interest and adjustments	47,042,980	(1,061,742)	449,271	46,430,509
Monetary gain/(loss) generated by financial liabilities	(31,606,446)	(5,209,108)	(518,718)	(37,334,272)

Balance at fiscal period-end	668,575,759	52,100,738	576,097,476	1,296,773,973

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	03.31.25
Financial liabilities

Opening balance	166,858,174	46,644,235	289,277,946	502,780,355

Cash flow
Issuance - Non-subordinated corporate bonds	186,587,563	-	-	186,587,563
Increases of financing from local financial institutions	-	-	86,990,649	86,990,649
Other increases related to financing activities	-	-	26,623	26,623
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(10,554,007)	-	-	(10,554,007)
Payment of lease liabilities	-	(4,274,100)	-	(4,274,100)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	-	1,587,107	-	1,587,107
Accrued interest and adjustments	12,616,776	2,891,481	1,432,050	16,940,307
Monetary gain/(loss) generated by financial liabilities	(14,432,665)	(3,494,428)	(1,402,507)	(19,329,600)

Balance at fiscal year-end	341,075,841	43,354,295	376,324,761	760,754,897

28. Interest income

Breakdown is as follows:

	03.31.26	03.31.25

Interest from commercial papers	274,921,512	220,522,523
Interest from government securities	237,772,413	224,306,878
Interest from credit card loans	216,923,739	190,336,453
Interest from consumer loans	192,920,849	182,685,930
Interest from other loans	171,435,972	106,952,590
Interest from overdrafts	100,787,881	79,357,146
CER clause adjustment	95,441,833	104,752,476
UVA clause adjustment	88,425,906	36,954,654
Interest from pledge loans	57,638,880	31,304,733
Interest from loans for the prefinancing and financing of exports	36,889,780	15,149,047
Interest on loans to the financial sector	19,012,567	8,684,114
Interest from mortgage loans	13,647,561	6,915,104
Interest from finance leases	4,552,183	4,347,546
Interest from private securities	925,308	951,913
Premium for reverse repurchase agreements	269,730	-
Other interest	17,139,157	4,203,184

TOTAL	1,528,705,271	1,217,424,291

29. Interest expense

Breakdown is as follows:

	03.31.26	03.31.25

Interest from time deposits	473,360,538	371,631,017
Interest from current accounts deposits	65,492,971	69,859,286
Interest from other financial liabilities	49,321,200	24,237,395
Interfinancial loans received	37,345,250	22,564,496
Premium for repurchase agreements	12,997,910	2,017,879
Borrowing surety bond transactions	4,071,405	1,065,121
UVA clause adjustment	3,722,633	5,831,909
Interest from savings accounts deposits	2,513,325	2,382,750

TOTAL	648,825,232	499,589,853

30. Commission income

Breakdown is as follows:

	03.31.26	03.31.25

For credit cards	140,270,213	123,072,120
Linked to liabilities	60,006,202	63,830,069
Linked to loans	25,187,107	25,773,392
From foreign trade and foreign currency transactions	10,213,364	8,028,982
From insurance	8,388,990	8,588,356
Linked to securities	3,588,875	8,359,775
From guarantees granted	156,973	94,512
Linked to loan commitments	-	1,773,990
TOTAL	247,811,724	239,521,196

31. Commission expenses

Breakdown is as follows:

	03.31.26	03.31.25

For credit and debit cards	35,503,575	60,913,736
For foreign trade transactions	28,599,990	18,683,506
For payment of wages	3,520,696	8,861,254
For data processing	2,337,220	3,461,792
For new channels	1,015,304	8,775,072
For advertising campaigns	284,936	651,498
Linked to transactions with securities	251,150	60,406
Other commission expenses	6,514,830	5,783,683

TOTAL	78,027,701	107,190,947

32. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	03.31.26	03.31.25

Gain from government securities	22,229,084	40,564,907
Gain from private securities	6,022,132	1,270,604
Gain from corporate bonds	26,354	418
Interest rate swaps	(1,362)	(490,671)
Gain/(loss) from foreign currency forward transactions	(7,099,284)	1,355,322
Others	32,869	-

TOTAL	21,209,793	42,700,580

33. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	03.31.26	03.31.25

Income from sale of private securities	73,630	2,364,637
Income from sale of government securities	(2,833,072)	103,909,267

TOTAL	(2,759,442)	106,273,904

34. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	03.31.26	03.31.25

Income from trading in foreign currency	55,601,016	25,324,695
Conversion of foreign currency assets and liabilities into pesos	(2,273,924)	(14,538,695)

TOTAL	53,327,092	10,786,000

35. Other operating income

Breakdown is as follows:

	03.31.26	03.31.25

Rental of safe deposit boxes	12,008,688	10,191,544
Punitive interest	10,462,095	4,773,487
Adjustments and interest on miscellaneous receivables	9,469,947	12,182,547
Debit and credit card commissions	9,284,333	8,443,683
Loans recovered	3,803,328	4,089,037
Rent	2,411,027	2,385,438
Fee expenses recovered	2,150,723	2,017,166
Commission from syndicated transactions	1,304,824	515,497
Allowances reversed	123,058	2,246,119
Other operating income	14,572,800	4,618,258

TOTAL	65,590,823	51,462,776

36. Impairment of financial assets

Breakdown is as follows:

	03.31.26	03.31.25

Financial assets at amortized cost
Loan loss allowance in pesos (1)	207,674,170	126,514,200
Loan loss allowance in foreign currency	37,254,379	670,560

Financial assets at fair value through OCI
Correction of value due to credit losses (2)	(80,949)	(107,399)

TOTAL	244,847,600	127,077,361

(1)	It mainly represents loans and other financing.
(2)	It represents debt securities.

37. Personnel benefits

Breakdown is as follows:

	03.31.26	03.31.25

Salaries	99,259,334	99,706,623
Social security withholdings and collections	34,677,519	28,699,175
Personnel compensation and bonuses	28,059,977	4,064,514
Other short-term personnel benefits	20,310,879	23,753,974
Personnel services	4,194,324	4,478,110

TOTAL	186,502,033	160,702,396

38. Administrative expenses

Breakdown is as follows:

	03.31.26	03.31.25

Rent	24,170,223	19,008,553
Contracted administrative services	23,015,458	35,939,242
Taxes	20,994,367	23,575,639
Maintenance and repair costs	16,939,009	15,916,877
Armored transportation services	13,717,705	27,280,600
IT	13,525,334	5,753,806
Advertising	11,732,515	17,871,832
Other fees	8,674,528	6,646,823
Electricity and communications	7,352,744	6,917,753
Trade reports	4,790,632	7,032,154
Documents distributions	4,510,369	7,535,603
Security services	4,115,575	8,324,196
Insurance	1,745,518	1,796,504
Representation and travel expenses	1,358,799	1,354,403
Fees to Bank Directors and Supervisory Committee	239,279	235,587
Stationery and supplies	188,482	256,864
Other administrative expenses	9,247,160	8,617,880

TOTAL	166,317,697	194,064,316

39. Asset depreciation and impairment

Breakdown is as follows:

	03.31.26	03.31.25

Property and equipment (Note 14)	24,160,113	21,457,746
Intangible assets (Note 15)	5,736,036	4,312,722
Right of use of leased real estate (Note 14)	1,888,835	1,533,966
Other assets	301,365	250,096
Loss from sale or impairment of property, plant and equipment	64,674	38,626

TOTAL	32,151,023	27,593,156

40. Other operating expenses

Breakdown is as follows:

	03.31.26	03.31.25

Turnover tax	147,738,981	117,676,716
Initial recognition of loans	24,610,299	28,928,806
Contribution to the Deposit Guarantee Fund (Note 47)	7,364,071	5,929,054
Other allowances (Exhibit J)	2,272,236	9,058,720
Claims	1,876,797	2,713,858
Interest on liabilities from leases (Note 25)	1,412,153	1,353,738
Adjustment for restatement of dividends in constant currency	362,363	-
Other operating expenses	17,317,780	14,000,627

TOTAL	202,954,680	179,661,519

41. Fair values of financial instruments

41.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2026 is detailed below:

	Accounting balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	475,787,755	475,773,334	14,421	-
Derivative instruments	72,450,093	7,007,387	65,442,706	-
Other financial assets	1,639,152	1,639,152	-	-
Other debt securities	3,543,764,411	3,524,828,460	18,935,951	-
Financial assets pledged as collateral	96,430,974	96,430,974	-	-
Investments in equity instruments	22,536,507	15,369,098	1,488,035	5,679,374

Financial liabilities

Liabilities at fair value through profit or loss	35,117,694	35,117,694	-	-
Derivative instruments	13,993,483	12,503,789	1,489,694	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2025 is detailed below:

	Accounting Balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	345,254,954	283,863,934	61,391,020	-
Derivative instruments	42,534,995	12,905,478	29,629,517	-
Other financial assets	1,898,461	1,898,461	-	-
Other debt securities	2,691,868,112	2,301,493,394	390,374,718	-
Financial assets pledged as collateral	683,592,418	683,592,418	-	-
Investments in equity instruments	22,752,326	15,710,010	1,504,059	5,538,257

Financial liabilities

Derivative instruments	7,109,040	4,539,682	2,569,358	-

Financial assets at fair value consist of Argentine Treasury Bonds, Argentine Treasury Bills, BCRA Bonds, private debt securities (corporate bonds), shares and mutual funds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (A3), foreign currency NDF (non-delivery forwards) and interest rate swaps.

41.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

41.2.1. Transfers from Level 1 to Level 2

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 1 to Level 2 of the fair value hierarchy:

	03.31.26	12.31.25

Petroquímica Comodoro Rivadavia Corporate bond Series R USD. Maturity 10-22-2028	3,526,032	-
Empresa de Gas del Sur (EMGASUD) S.A. Corporate bond Series 39 USD. Maturity 07-14-2028	2,761,007	-
John Deere Credit Cia Financiera S.A. Corporate bond Series X USD. Maturity 03-08-2026	-	1,614,978

41.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	03.31.26	12.31.25

Treasury Bill adjusted by Cer. Maturity 11-30-2026	2,319,983	-
CNH Industrial Capital Argentina Corporate Bond Series 10 in USD. Maturity 06-03-2028	169,581	-
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 04-30-2026	367,476,200	-
CNH Industrial Capital Argentina Corporate Bond Series 10 in USD. Maturity 06-03-2028	4,239,536	-
360 Energy Solar S.A. Corporate Bond Series 4 in USD at a fixed rate. Maturity 10-30-2027	-	3,669,609
Petroquímica Comodoro Rivadavia Corporate Bond Series R in USD. Maturity 10-22-2028	-	3,745,476
Minera EXAR Corporate Bond Series 1 in USD. Maturity 11-11-2027	-	3,144,750
Empresa de Gas del Sur (EMGASUD) S.A. Corporate Bond Series 39 in USD. Maturity 07-14-2028	-	3,069,244

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that bonds and corporate bonds were listed on the market the number of days necessary to be considered Level 1.

41.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, the spot discount curve in US dollars, the discount curves of corporate bonds in US dollars (one of the energy sector and the other of several industries), the discount curve of Us-dollar-linked corporate bonds, CER discount curve, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, the Overnight Index Swap (OIS) international dollar curve, the yield curve in euros, Badlar rate, TAMAR rate, UVA index, CER index and the spot selling exchange rates published by Banco de la Nación Argentina (BNA) and the 3500 dollar. Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value pricing established by the Bank for fixed income consists in considering the representative market prices from A3 Mercados S.A. (formerly, Mercado Abierto Electrónico S.A.) as the primary source and BYMA as the secondary source for quotes from the last business day at the end of the month. This criteria adjustment aims to ensure that the month-end amount reflects a valuation more accurately aligned with the market value.

The pricing process with these hierarchies is maintained over the last 10 business days, prioritizing the price from A3 Mercados S.A. and then the price from BYMA according to timeliness. For example, a quote in BYMA on T-1 is considered above a quote in A3 Mercados S.A. on T-2.

For Argentine Treasury bonds and bills, if the bonds have not traded for the last 10 business days in A3 or BYMA, fair value is determined by discounting cash flows using the pertinent discount curve.

Corporate Bonds in US dollars, if bonds have not trade for the last 10 business in A3 Mercados S.A. or BYMA, they are valued at the present value of the future cash flows with the discount curve that corresponds to the type of industry or sector. The same criteria applies to the case of Corporate Bonds that are Dollar Link, except that in this case the discount curve used is the dollar linked curve.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar exchange rate for selling currency published by Banco de la Nación Argentina (BNA). Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar exchange rate for selling currency published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the Euro exchange rate for selling currency published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro exchange rate for selling currency published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar exchange rate for selling currency published by BNA. Cash flows in dollars are discounted using the yield curve in dollars. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

For corporate bonds in pesos that are in portfolio classified as Level 3, the valuation criterion is as follows:

Latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) adding the accrued interest to date. In cases where the security has gone ex-coupon, the “clean” price is calculated. In cases where principal amortization has occurred, such amortization is deducted and the “dirty” price is recalculated by accruing interest until the fiscal year-end. For this period, no corporate bonds were classified with this level.

41.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	03.31.26	12.31.25

Balance at the beginning of the fiscal year	5,538,257	9,386,325

Other debt securities - Private securities - Corporate bonds	-	(3,050,805)
Equity instruments	618,935	1,453,780
Monetary loss from assets at fair value	(477,818)	(2,251,043)

Balance at fiscal period/year-end	5,679,374	5,538,257

41.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.
–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of March 31, 2026 is detailed below:

	Accounting balance	Book value presented as fair value	Level 1 Fair Value		Level 2 Fair Value	Level 3 Fair Value	Total Fair Value

Financial assets

Cash and deposits in banks	4,005,426,870	4,005,426,870	-	-	-	-	4,005,426,870
Other financial assets	193,531,274	193,531,274	-	-	-	-	193,531,274
Loans and other financing
Non-financial government sector	5,559,563	5,559,563	-	-	-	-	5,559,563
Other financial institutions	182,963,335	-	-	-	235,450,001	-	235,450,001
Non-financial private sector and residents abroad	14,879,063,076	-	-	-	-	15,157,095,088	15,157,095,088
Other debt securities	24,190,750	-	-	-	24,208,071	-	24,208,071
Financial assets pledged as collateral	627,198,331	627,198,331	-	-	-	-	627,198,331

Financial liabilities
Deposits	17,460,551,427	10,416,229,099	-	-	-	7,178,433,287	17,594,662,386
Repo transactions and surety bonds	66,898,442	66,898,442	-	-	-	-	66,898,442
Other financial liabilities	1,911,322,295	1,911,322,295	-	-	-	-	1,911,322,295
Financing received from the BCRA and other financial institutions	576,097,476	-	-	-	653,012,618	-	653,012,618
Corporate bonds issued	668,575,759	-	-	-	681,910,605	-	681,910,605

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2025 is detailed below:

	Accounting balance	Book value presented as fair value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value	Total Fair Value

Financial assets

Cash and deposits in banks	5,201,052,797	5,201,052,797	-	-	-	5,201,052,797
Other financial assets	164,286,577	164,286,577	-	-	-	164,286,577
Loans and other financing
Non-financial government sector	3,450,370	3,450,370	-	-	-	3,450,370
Other financial institutions	253,465,402	-	-	295,155,023	-	295,155,023
Non-financial private sector and residents abroad	15,555,528,702	-	-	-	16,320,279,916	16,320,279,916
Other debt securities	639,118,694	-	-	649,119,802	-	649,119,802
Financial assets pledged as collateral	631,664,858	631,664,858	-	-	-	631,664,858
Financial liabilities

Deposits	18,829,618,250	11,412,735,145	-		7,499,357,619	18,912,092,764
Repo transactions	512,439,482	512,439,482	-	-	-	512,439,482
Other financial liabilities	1,943,343,607	1,943,343,607	-	-	-	1,943,343,607
Financing received from the BCRA and other financial institutions	904,719,473	-	-	904,963,03	-	949,963,033
Corporate bonds issued	673,421,210	-	-	717,568,659	-	717,568,659

42. Segment reporting

Basis for segmentation

As of March 31, 2026 and December 31, 2025, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of March 31, 2026 and December 31, 2025:

Group (banking activity)(1)	03.31.26	12.31.25

Loans and other financing	15,067,585,974	15,812,444,474
Corporate banking (2)	3,382,397,026	2,800,147,649
Small and medium companies (3)	4,377,276,111	5,215,255,879
Retail	7,307,912,837	7,797,040,946

Other assets	10,644,420,952	11,995,592,796
TOTAL ASSETS	25,712,006,926	27,808,037,270

Deposits	17,460,551,427	18,829,618,250
Corporate banking (2) (3)	7,219,191,763	7,392,986,686
Small and medium companies (2) (3)	1,823,421,876	1,869,470,959
Retail	8,417,937,788	9,567,160,605

Other liabilities	4,227,862,500	5,099,965,390
TOTAL LIABILITIES	21,688,413,927	23,929,583,640

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A., FCA Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

43. Related parties

43.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

43.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

43.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	03.31.26	03.31.25

Fees	169,616	157,717

Total	169,616	157,717

43.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of

	03.31.26	12.31.25
Loans
Overdrafts	23	2
Credit cards	87,829	126,053
Consumer loans	5,789	182,461

Deposits
Deposits	1,227,040	1,322,164

	Profit or loss from transactions

	03.31.26	03.31.25

Profit or loss
Interest income	1,556	18,629
Interest expense	(3,240)	(2,948)
Commission income	934	949
Commission expense	(850)	(877)
Other operating income	1,687	1,179

Loans are granted on an arm’s length basis. As of March 31, 2026 and December 31, 2025, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

43.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of
	03.31.26	12.31.25

Assets
Cash and deposits in banks	7,785,633	16,676,327
Derivative instruments (Assets)	309,850	323,779
Financial assets pledged as collateral	373,345	511,109
Other financial assets	52,617	59,149
Liabilities
Other non-financial liabilities	26,109,413	40,636,386

Off-balance sheet balances

Interest rate swaps
Securities in custody	3,238,388,807	4,079,888,532
Guarantees received	250,564,053	120,827,146
Sureties granted	167,182,851	11,633,878
Derivative instruments	21,058,317	9,703,159

	Profit or loss from transactions
	03.31.26	03.31.25

Profit or loss
Interest income	2,281	-
Commission income	93	47,058
Net loss from measurement of financial instruments at fair value through profit or loss	-	(16)
Other operating income	6,062	51,222
Administrative expenses	(28,139,301)	(7,741,149)

Subsidiaries (1)	Balances as of
	03.31.26	12.31.25

Assets
Loans and other financing	350,248,158	319,693,489
Derivative instruments (Assets)	59,279	83,532
Other debt securities	-	716,770

Liabilities
Deposits	94,060,110	82,801,441
Other non-financial liabilities	1,736,159	7,270,051
Corporate bonds issued	143,010	164,413

Off-balance sheet balances
Interest rate swaps	4,111,111	4,499,291
Securities in custody	2,086,818	2,340,580

	Profit or loss from transactions
	03.31.26	03.31.25

Profit or loss
Interest income	30,564,323	15,763,683
Interest expense	(305,229)	(213,254)
Commission income	63,697	10,969
Commission expense	(1,597,196)	(2,065,981)
Net income from measurement of financial instruments at fair value through profit or loss	548	-
Foreign exchange and gold gains/(losses)	(6)	463
Other operating income	1,586,727	1,456,335
Administrative expenses	(416,991)	(543,125)

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of March 31, 2026 and 2025, respectively.

Associates	Balances as of
	03.31.26	12.31.25
Assets
Cash and deposits in banks	6,685	7,719
Loans and other financing	63,660,754	68,716,300
Derivative instruments	545,840	702,790
Other financial assets	6,669,497	6,384,845

Liabilities
Deposits	9,149,937	10,886,085

Off-balance sheet balances
Interest rate swaps	7,000,000	15,321,912
Securities in custody	43,710,298	41,289,208
Guarantees received	224,796	259,662
Sureties granted	-	259,662

	Profit or loss from transactions
	03.31.26	03.31.25

Profit or loss
Interest income	8,552,909	3,062,149
Interest expense	(1,699)	(16,752)
Commission income	6,573,486	5,441,259
Commission expense	-	(8,047)
Net income from measurement of financial instruments at fair value through profit or loss	9,503	336,330
Foreign exchange and gold gains/(losses)	20,215	36,585
Other operating income	826,904	721,933
Administrative expenses	-	86,280

Transactions have been agreed upon on an arm’s length basis. As of March 31, 2026 and December 31, 2025, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

44. Financial instruments risks

44.1. Risk policies of financial instruments

In this consolidated condensed interim financial statements, the Entity has applied the same risk policies of financial instruments as in the preparation of its financial statements as of December 31, 2025.

44.2. Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 - BCRA (expected loss model, except for non-financial government sector's financial assets), as of March 31, 2026 and December 31, 2025:

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.25	14,741,096,950	1,181,026,658	29,046,444	761,177,110	54,914,726	16,767,261,888

Inter-stage Transfers:
From stage 1 to stage 2	(898,114,240)	903,610,413	-	-	-	5,496,173
From stage 2 to stage 1	445,173,898	(457,049,754)	-	-	-	(11,875,856)
From stage 1 or 2 to stage 3	(36,775,321)	(335,038,704)	(11,266,343)	375,044,764	14,766,063	6,730,459
From stage 3 to stage 1 or 2	3,826,375	5,721,216	329,982	(9,350,074)	(764,692)	(237,193)
Changes without inter-stage transfers	235,640,725	(56,763,988)	30,882,710	(63,663,056)	37,247,430	183,343,821
Newly originated financial assets	5,261,922,648	157,992,569	28,578,117	66,688,075	1,941,541	5,517,122,950
Reimbursements	(3,745,420,777)	(148,397,152)	(29,746,303)	(54,782,023)	(8,874,911)	(3,987,221,166)
Write-offs	-	-	-	(74,851,272)	(1,277,884)	(76,129,156)
Foreign exchange differences	(194,404,532)	(8,779,863)	(1,593,742)	(124,568)	(620,104)	(205,522,809)
Inflation adjustment	(1,286,414,523)	(106,774,935)	(3,212,793)	(77,179,736)	(6,342,985)	(1,479,924,972)

Balances as of 03.31.26	14,526,531,203	1,135,546,460	43,018,072	922,959,220	90,989,184	16,719,044,139

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	10,887,410,938	569,231,575	30,804,665	154,771,472	7,646,605	11,649,865,255

Inter-stage Transfers:
From stage 1 to stage 2	(3,019,084,845)	3,104,132,610	-	-	-	85,047,765
From stage 2 to stage 1	1,502,309,553	(1,480,684,836)	(10,243,721)	-	-	11,380,996
From stage 1 or 2 to stage 3	(112,599,046)	(935,824,522)	(4,118,036)	1,045,905,821	5,343,778	(1,292,005)
From stage 3 to stage 1 or 2	21,328,101	19,423,884	599,900	(61,036,362)	(3,157,884)	(22,842,361)
Changes without inter-stage transfers	(89,876,763)	137,761,177	(12,216,449)	(26,222,307)	42,101,160	51,546,818
Newly originated financial assets	23,954,252,925	416,131,717	88,608,779	128,141,380	11,253,860	24,598,388,661
Reimbursements	(15,769,307,037)	(425,277,921)	(61,250,874)	(117,230,527)	(3,942,792)	(16,377,009,151)
Write-offs	-	(738)	-	(268,914,557)	(2,180,536)	(271,095,831)
Foreign exchange differences	969,061,275	8,521,901	4,583,670	243,408	2,020,856	984,431,110
Inflation adjustment	(3,602,398,151)	(232,388,189)	(7,721,490)	(94,481,218)	(4,170,321)	(3,941,159,369)

Balances as of 12.31.25	14,741,096,950	1,181,026,658	29,046,444	761,177,110	54,914,726	16,767,261,888

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.25	5,859,197,896	372,093,321	392,882	1,867,903	71,366	6,233,623,368

Inter-stage Transfers:
From stage 1 to stage 2	(202,015,954)	169,580,661	-	-	-	(32,435,293)
From stage 2 to stage 1	188,275,413	(197,787,149)	-	-	-	(9,511,736)
From stage 1 or 2 to stage 3	(1,117,665)	(826,080)	(12,778)	1,078,330	12,684	(865,509)
From stage 3 to stage 1 or 2	526,033	152,935	1,996	(723,477)	(4,763)	(47,276)
Changes without inter-stage transfers	(152,796,894)	(17,886,349)	527,593	(169,245)	52,209	(170,272,686)
Newly originated financial commitments	563,136,323	23,680,356	12,631	212,149	-	587,041,459
Reimbursements	(427,012,257)	(33,761,974)	(12,217)	(365,067)	-	(461,151,515)
Write-offs	-	-	-	(1,503)	-	(1,503)
Foreign exchange differences	(12,636,781)	(1,033,098)	(23,626)	(1,189)	-	(13,694,694)
Inflation adjustment	(494,633,416)	(31,035,988)	(43,827)	(167,179)	(8,681)	(525,889,091)

Balances as of 03.31.26	5,320,922,698	283,176,635	842,654	1,730,722	122,815	5,606,795,524

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	4,766,618,619	228,862,316	1,114,549	1,364,267	2,843	4,997,962,594

Inter-stage Transfers:
From stage 1 to stage 2	(1,056,253,347)	842,916,678	-	-	-	(213,336,669)
From stage 2 to stage 1	945,521,668	(685,193,021)	(10,278)	-	-	260,318,369
From stage 1 or 2 to stage 3	(4,727,754)	(1,880,296)	(1,685)	4,017,131	4,233	(2,588,371)
From stage 3 to stage 1 or 2	2,057,414	838,767	7,155	(2,803,047)	(58,275)	42,014
Changes without inter-stage transfers	2,301,012,163	98,299,031	(355,361)	(93,733)	91,726	2,398,953,826
Newly originated financial commitments	1,612,823,274	72,805,916	87,412	770,240	56,778	1,686,543,620
Reimbursements	(1,271,825,841)	(100,102,864)	(385,948)	(1,028,387)	(13,261)	(1,373,356,301)
Write-offs	-	-	-	(1,920)	-	(1,920)
Foreign exchange differences	86,435,418	3,740,950	30,602	1,203	-	90,208,173
Inflation adjustment	(1,522,463,718)	(88,194,156)	(93,564)	(357,851)	(12,678)	(1,611,121,967)

Balances as of 12.31.25	5,859,197,896	372,093,321	392,882	1,867,903	71,366	6,233,623,368

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.25	64,685,182	63,347,729	5,011,942	504,317,363	41,184,250	678,546,466

Inter-stage Transfers:
From stage 1 to stage 2	(15,918,172)	47,189,386	-	-	-	31,271,214
From stage 2 to stage 1	4,350,682	(15,120,912)	-	-	-	(10,770,230)
From stage 1 or 2 to stage 3	(1,037,219)	(44,780,800)	(2,912,131)	200,024,313	5,771,445	157,065,608
From stage 3 to stage 1 or 2	248,067	373,167	293,445	(6,154,884)	(544,140)	(5,784,345)
Changes without inter-stage transfers	5,859,190	13,869,683	3,098,713	29,912,018	26,155,757	78,895,361
Newly originated financial assets	32,926,024	4,113,134	741,861	38,227,021	1,219,351	77,227,391
Reimbursements	(27,474,796)	(7,104,118)	(697,150)	(33,455,280)	(4,925,376)	(73,656,720)
Write-offs	-	-	-	(59,137,780)	(1,277,884)	(60,415,664)
Foreign exchange differences	(713,823)	(153,214)	(118,539)	(48,320)	(245,553)	(1,279,449)
Inflation adjustment	(7,193,903)	(5,595,311)	(468,902)	(52,022,600)	(4,667,476)	(69,948,192)

Balances as of 03.31.26	55,731,232	56,138,744	4,949,239	621,661,851	62,670,374	801,151,440

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	78,544,186	32,208,440	1,451,841	113,683,437	5,622,957	231,510,861

Inter-stage Transfers:
From stage 1 to stage 2	(75,483,145)	214,155,932	-	-	-	138,672,787
From stage 2 to stage 1	20,453,720	(58,942,950)	(454,326)	-	-	(38,943,556)
From stage 1 or 2 to stage 3	(6,688,459)	(169,087,058)	(737,534)	583,530,526	2,848,248	409,865,723
From stage 3 to stage 1 or 2	1,835,607	1,647,771	456,306	(35,423,178)	(2,058,138)	(33,541,632)
Changes without inter-stage transfers	(7,432,716)	51,176,379	1,280,425	150,351,571	33,885,409	229,261,068
Newly originated financial assets	216,448,941	21,819,607	6,342,629	76,487,165	8,378,146	329,476,488
Reimbursements	(143,498,380)	(15,636,323)	(3,085,726)	(72,866,052)	(3,388,780)	(238,475,261)
Write-offs	-	(2,824)	-	(244,368,077)	(2,131,057)	(246,501,958)
Foreign exchange differences	4,942,599	355,642	135,400	41,528	1,325,585	6,800,754
Inflation adjustment	(24,437,171)	(14,346,887)	(377,073)	(67,119,557)	(3,298,120)	(109,578,808)

Balances as of 12.31.25	64,685,182	63,347,729	5,011,942	504,317,363	41,184,250	678,546,466

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.25	16,416,531	6,307,708	9,466	1,104,589	67,795	23,906,089

Inter-stage Transfers:
From stage 1 to stage 2	(1,439,810)	2,844,786	-	-	-	1,404,976
From stage 2 to stage 1	967,293	(3,088,271)	-	-	-	(2,120,978)
From stage 1 or 2 to stage 3	(27,743)	(54,947)	(412)	563,842	19,114	499,854
From stage 3 to stage 1 or 2	43,938	8,687	5,547	(427,985)	(31,257)	(401,070)
Changes without inter-stage transfers	(2,328,877)	(568,191)	240,238	37,235	39,692	(2,579,903)
Newly originated financial commitments	3,135,150	311,090	982	110,128	-	3,557,350
Reimbursements	(1,307,622)	(831,757)	(950)	(204,602)	-	(2,344,931)
Write-offs	-	-	-	(1,242)	-	(1,242)
Foreign exchange differences	(27,680)	(3,209)	(10,130)	(701)	-	(41,720)
Inflation adjustment	(1,349,717)	(488,263)	(14,471)	(98,685)	(7,939)	(1,959,075)

Balances as of 03.31.26	14,081,463	4,437,633	230,270	1,082,579	87,405	19,919,350

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	25,241,313	6,614,602	16,238	916,800	7,002	32,795,955

Inter-stage Transfers:
From stage 1 to stage 2	(10,494,771)	19,006,391	-	-	-	8,511,620
From stage 2 to stage 1	7,051,764	(14,657,597)	(4,589)	-	-	(7,610,422)
From stage 1 or 2 to stage 3	(97,957)	(143,824)	(27,242)	2,168,412	27,068	1,926,457
From stage 3 to stage 1 or 2	225,241	66,854	10,503	(1,744,867)	(120,075)	(1,562,344)
Changes without inter-stage transfers	(8,974,908)	(2,609,363)	19,149	161,879	126,470	(11,276,773)
Newly originated financial commitments	15,659,898	1,194,879	1,208	446,273	52,731	17,354,989
Reimbursements	(6,068,819)	(1,258,722)	(3,116)	(629,448)	(8,321)	(7,968,426)
Write-offs	-	-	-	(1,340)	-	(1,340)
Foreign exchange differences	364,556	15,076	162	-	-	379,794
Inflation adjustment	(6,489,786)	(1,920,588)	(2,847)	(213,120)	(17,080)	(8,643,421)

Balances as of 12.31.25	16,416,531	6,307,708	9,466	1,104,589	67,795	23,906,089

45. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve.
b)	By means of Communication “A” 6464, as amended and supplemented, the BCRA establishes the general procedure for the distribution of earnings. According to such procedure, distributions are allowed only if certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of March 31, 2026 amounts to 231,831,559.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDCOn1).

Pursuant to Communication “A” 8410, dated March 19, 2026, through December 31, 2026, the BCRA authorized financial institutions that have prior authorization to distribute dividends of up to 60% of their “distributable earnings” corresponding to fiscal year 2025, in three equal and non-cumulative monthly installments, commencing on the third business day of May 2026, with each installment payable not earlier than the third business day of each subsequent month.

c)	Pursuant to the provisions of resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 23, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 70,648,487 (101,712,002 in restated amounts) of Unappropriated retained earnings for fiscal year 2024 to the Legal Reserve.
–	To earmark 282,593,950 (406,848,007 in restated amounts) of Unappropriated retained earnings for fiscal year 2024 to the Optional Reserve for future distribution of earnings.
–	To earmark 89,413,163 (128,727,523 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends for 89,413,163 (128,727,523 in restated amounts).

On May 12, 2025, the BCRA approved the distribution of 89,413,163 (128,727,523 in restated amounts), which were paid as established by Communications “A” 8214 and “A” 8235:

–	Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the calculation of the bid made by the BCRA.

If they did not opt for the subscription of BOPREAL, the payment to nonresident shareholders will be made in Argentine pesos.

–	Resident shareholders: payment to resident shareholders will be made in pesos.

The payment in BOPREAL was made on June 25, 2025, while the payment to resident shareholders was made in 10 installments, according to the following schedule:

YEAR 2025 / 2026
Installment No.	Cut off date	Payment date	In Thousands of Argentine Pesos
1	June 25, 2025	June 30, 2025	3,387,108
2	July 28, 2025	July 31, 2025	3,441,942
3	August 26, 2025	August 29, 2025	3,507,392
4	September 25, 2025	September 30, 2025	3,573,181
5	October 25, 2025	October 31, 2025	3,647,356
6	November 25, 2025	November 28, 2025	3,732,774
7	December 23, 2025	December 30, 2025	3,825,081
8	January 27, 2026	January 30, 2026	3,933,913
9	February 24, 2026	February 27, 2026	4,047,272
10	March 26, 2026	March 31, 2026	4,164,493

On April 28, 2026, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 49,998,273 (54,719,226 in restated amounts) of Unappropriated retained earnings for fiscal year 2025 to the Legal Reserve.
–	To earmark 199,993,090 (218,876,890 in restated amounts) of Unappropriated retained earnings for fiscal year 2025 to the Optional Reserve for future distribution of earnings.
–	To earmark 63,057,000 (69,011,025 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends for 63,057,000 (69,011,025 in restated amounts).

On May 15, 2026, the BCRA approved the distribution of 63,057,000 (69,011,025 in restated amounts), which were paid in 3 equal, non-cumulative monthly installments, as set forth in Communication “A” 8410.

46. Restricted assets

As of March 31, 2026 and December 31, 2025, the Group has the following restricted assets:

a)	The Entity does not have any assets pledged as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
b)	The Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 723,629,305 and 1,315,257,276 as of March 31, 2026 and December 31, 2025, respectively (see Note 10).

47. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 50,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has a 11.3549% share of the corporate stock as of December 31, 2025 (BCRA Communication “B” 13138).

As of March 31, 2026 and 2025, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 7,364,071 and 5,929,054, respectively.

48. Minimum cash and minimum capital requirements

48.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.26	12.31.25

Balances at the BCRA
BCRA - Current account not restricted	1,773,155,851	2,370,371,510
BCRA - Special guarantee accounts - restricted (Note 10)	354,656,571	379,815,283
BCRA – Special pension accounts - restricted	95,624	-
	2,127,908,046	2,750,186,793

Government securities in pesos – At fair value through OCI (1)	3,160,491,105	2,610,154,141
Government securities in pesos – At amortized cost (1)	24,190,750	639,118,694
Government securities in pesos – At fair value through profit or loss (1)	25,501,575	-
TOTAL	5,338,091,476	5,999,459,628

(1) See detail of securities considered (identified with (1)), as of March 31, 2026, in Exhibit A to the consolidated financial statements.

The balances disclosed are consistent with those reported by the Bank.

48.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement – Consolidated basis	03.31.26	12.31.25

Credit risk	(1,441,565,118)	(1,504,676,988)
Operational risk	(79,673,322)	(61,017,533)
Market risk	(7,868,233)	(5,573,841)

Paid-in	3,443,252,792	3,335,412,178

Surplus	1,914,146,119	1,764,143,816

49. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds (AAPICFCI) under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of March 31, 2026, it amounts to 872,584. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 436,292, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2030 as of March 31, 2026 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 5,725,353 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 1,030,822, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of March 31, 2026, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

On April 30, 2025, this subsidiary was registered by the CNV as a comprehensive settlement and clearing agent (ALyC) under section 12, Chapter II, Title VII, of CNV regulations (as amended in 2013), under No. 2,474. Consequently, it must have a minimum shareholders’ equity equivalent to 470,350 UVA adjustable by CER – Law No. 25,827 and a minimum liquid amount earmarked for the contra account of fifty percent (50%) of the minimum shareholders’ equity, which was paid in as detailed in the preceding paragraph. In the particular case of the Company, the minimum shareholders’ equity required to act as comprehensive settlement and clearing agent is higher, and to this, 50% of the minimum shareholders’ equity required to act as AAPICFCI is added, resulting in a total minimum shareholders’ equity of 765,175 UVA, which is lower than the Bank’s shareholders’ equity.

In accordance with the foregoing, the subsidiary complies with both requirements as of the date of presentation of these consolidated financial statements.

50. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administración de Documentos S.A. (Addoc) (formerly, Administradora de Archivos S.A. (AdeA)), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments).

51. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of March 31, 2026 and December 31, 2025, the assets of Diagonal Trust amount to 2,427 and 2,657, respectively, considering their recoverable values.

Besides, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 4,572 as of March 31, 2026 and December 31, 2025, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 3,278,921 and 3,777,306 as of March 31, 2026 and December 31, 2025, respectively, and consist of cash, creditors' rights, real estate and shares.

52. Mutual funds

As of March 31, 2026 and December 31, 2025, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills for 1,720,195,817 and 1,870,554,079, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual Funds	03.31.26	12.31.25

FBA Renta Pesos	3,523,375,476	3,535,246,147
FBA Renta Fija Dólar I	307,306,586	221,278,175
FBA Ahorro Pesos	160,282,099	132,863,269
FBA Money Market Dólar	111,203,913	66,553,369
FBA Bonos Argentina	97,912,154	73,428,874
FBA Horizonte	90,806,933	83,638,772
FBA Acciones Argentinas	87,585,363	99,789,861
FBA Gestión I	56,229,474	386
FBA Renta Fija Plus	45,953,296	31,451,837
FBA Renta Fija Dólar Plus I	34,204,276	23,695,611
FBA Renta Pública I	22,833,602	11,599,390
FBA Acciones Latinoamericanas	17,562,612	14,170,624
FBA Renta Mixta	14,311,359	15,722,420
FBA Renta Fija Dólar Latam I	138,406	158,812
FBA Renta Mixta Dólar I	138,333	158,807
FBA Acciones Globales Dólar I	138,260	158,804
FBA Horizonte Plus	10,484	11,228
FBA Bonos Globales	9,810	11,433
FBA Money Market Pesos Plus	5,231	5,502
FBA Retorno Total I	2,318	2,501
	4,570,009,985	4,309,945,822

53. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager then in office and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•  “BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A.” Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communications “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3), the Operations Manager and primary officer in charge of the entity’s foreign exchange controls, the Deputy Manager of Foreign Trade Transactions at the time of the events, five branch managers, and one corporate regional manager. The procedural status of the case is with the presentation of pleadings. With regard to transactions by individuals, in May the application of the principle of non-retroactivity of the more lenient criminal law was proposed by virtue of Communication “A” 8226 of the BCRA, dated April 11, 2025 and the case is now pending resolution.

•    “BBVA ARGENTINA S.A. Criminal tax summary proceedings filed by the BCRA.” Notified on September 24, 2025, and identified under No. 8,458, related to foreign exchange transactions conducted in alleged violation of the entity’s obligation to verify whether the foreign exchange transactions are genuine and reasonable and, on the other hand, to grant access to the foreign exchange market to prepay obligations to foreign entities more than three business days in advance of their maturity without prior approval from the BCRA, contrary to the provisions of BCRA Communications 'A' 6770. For the sake of subjective connection and procedural economy, the regulatory entity consolidates several cases. The defendants are Banco BBVA Argentina S.A. (30-50000319-3) and the Operations Manager and primary officer in charge of the entity’s foreign exchange controls and the Deputy Manager of Foreign Trade Transactions at the time of the events. The relevant defense briefs were filed.

The Group and its legal counsel believe that a reasonable interpretation of the applicable current regulations was made and do not expect any adverse financial effects in this regard.

54. Subsequent Events

Issuance of the Bank’s Corporate Bonds – Class 44/45

In May 2026, the Bank issued corporate bonds under the following conditions:

Issue conditions
Series/Class	Class 44	Class 45
Term	24 months	12 months
Currency	Dollars	Dollars
Amortization	Bullet	Bullet
Payment of interest	Semiannually	Semiannually

Debt Swap – April 2026

In April 2026, the Bank launched two voluntary debt swaps under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swaps are detailed in Note 9 – Other debt securities. The above mentioned swaps have not affected the value of the received asset.

No other events or transactions have occurred between period-end and the date of these interim condensed consolidated financial statements, apart from those mentioned in note 45, which may significantly affect the Entity's financial position or results of operations as of March 31, 2026.

55. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	03.31.26	12.31.25	no options	Options	position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities – In pesos
Treasury Bill adjusted by Cer. Maturity 05-15-2026	9382	127,735,540	1	127,735,540	-	127,735,540	-	127,735,540
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-17-2026	9390	99,850,000	1	99,850,000	-	99,850,000	-	99,850,000
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-15-2026 (1)	9386	54,349,675	1	54,349,675	-	54,349,675	-	54,349,675
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 09-30-2027	9391	47,150,000	1	47,150,000	-	47,150,000	-	47,150,000
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 12-15-2026	9249	19,580,712	1	19,580,712	1,098,475	19,580,712	-	19,580,712
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 06-30-2026	9240	17,785,347	1	17,785,347	139,223	17,785,347	-	17,785,347
Argentine Treasury Bond Capitalizable in Pesos. Maturity 01-15-2027	9325	12,433,915	1	12,433,915	-	12,433,915	-	12,433,915
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 10-30-2026	9313	12,139,535	1	12,139,535	-	12,139,535	-	12,139,535
Argentine Treasury Bond in Pesos adjusted by Cer 2%. Maturity 11-9-2026	5925	11,966,600	1	11,966,600	4,085,988	11,966,600	-	11,966,600
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 04-30-2026	9360	10,281,423	1	10,281,423	-	10,281,423	-	10,281,423
Argentine Treasury Bond Capitalizable in Pesos. Maturity 04-30-2027	9356	8,688,792	1	8,688,792	-	8,688,792	-	8,688,792
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-30-2026	9387	5,459,000	1	5,459,000	-	5,459,000	-	5,459,000
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-31-2026	9378	5,400,000	1	5,400,000	-	5,400,000	-	5,400,000
Treasury Bill adjusted by Cer. Maturity 07-31-2026	9379	4,977,200	1	4,977,200	-	4,977,200	-	4,977,200
Argentine Treasury Bond in Pesos at Fixed rate. Maturity 05-30-2030	9334	4,585,262	1	4,585,262	-	4,585,262	-	4,585,262
Argentine Treasury Bond Capitalizable in Pesos. Maturity 06-30-2026	9318	3,907,401	1	3,907,401	-	3,907,401	-	3,907,401
Treasury Bill adjusted by Cer. Maturity 05-29-2026	9363	2,682,859	1	2,682,859	30,082,002	2,682,859	-	2,682,859
Treasury Bill adjusted by Cer. Maturity 11-30-2026	9371	2,319,983	1	2,319,983	35,039,057	2,319,983	-	2,319,983
Treasury Bill adjusted by Cer. Maturity 09-30-2026	9388	2,229,375	1	2,229,375	-	2,229,375	-	2,229,375
Argentine Treasury Bond in Pesos at Dual rate. Maturity 12-15-2026	9323	1,837,712	1	1,837,712	-	1,837,712	-	1,837,712
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-29-2026	9333	1,672,400	1	1,672,400	9,741,951	1,672,400	-	1,672,400
Argentine Treasury Bond in Pesos at Dual rate. Maturity 06-30-2026	9320	1,388,520	1	1,388,520	-	1,388,520	-	1,388,520
Argentine Treasury Bond in Pesos at Dual rate. Maturity 09-15-2026	9321	671,312	1	671,312	-	671,312	-	671,312
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026	9351	606,608	1	606,608	17,632,997	606,608	-	606,608
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 06-30-2028	9242	523,343	1	523,343	-	523,343	-	523,343
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 12-15-2027	9250	56,704	1	56,704	-	56,704	-	56,704
Argentine Treasury Bond Capitalizable in Pesos. Maturity 02-13-2026	9314	-	1	-	89,077,064	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 01-30-2026	9316	-	1	-	76,353,376	-	-	-
Argentine Treasury Bond in Pesos adjusted by Cer. Maturity 03-31-2026	9257	-	1	-	26,132,128	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-27-2026	9346	-	1	-	10,090,697	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-31-2026	9357	-	1	-	2,462,636	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 11-30-2026	9368	-	2	-	10,016,983	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026	9367	-	1	-	12,970,989	-	-	-
Argentine Treasury Bond in Pesos at Dual rate. Maturity 03-16-2026	9319	-	1	-	730,679	-	-	-
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 08-31-2026	9358	-	1	-	1,165,711	-	-	-

Subtotal Government Securities - In pesos		460,279,218		460,279,218	326,819,956	460,279,218	-	460,279,218

Government Securities – In foreign currency

Argentine Treasury Bill in USD Zero Coupon. Maturity 04-30-2026	9352	15,138,263	1	15,138,263	-	15,138,263	-	15,138,263
AL30 Bond Local Law USD Step Up. Maturity 07-09--2030	5921	65,681	1	65,681	1,965,776	65,681	-	65,681
Argentine Treasury Bill in USD Zero Coupon. Maturity 01-30-2026	9354	-	2	-	15,797,724	-	-	-
Argentine Treasury Bill in USD Zero Coupon. Maturity 01-16-2026	9327	-	1	-	134,242	-	-	-

Subtotal Government Securities – In foreign currency		15,203,944		15,203,944	17,897,742	15,203,944	-	15,203,944

BCRA Bills - In pesos

BCRA Notes – In foreign currency
Bond for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series D)	9237	120,558	1	120,558	-	120,558	-	120,558
Bond for the Reconstruction of a Free Argentina - CLASS 3 - Maturity 05-31-2026	9247	33	1	33	-	33	-	33

Subtotal BCRA Notes - In foreign currency		120,591		120,591	-	120,591	-	120,591

Private Securities – In pesos
Arcor Corporate bond in Pesos Series 3. Maturity 12-15-2026	59072	-	2	-	343,673	-	-	-

Subtotal Private Securities - In pesos		-		-	343,673	-	-	-

Private Securities – In foreign currency

CNH Industrial Capital Argentina Corporate bond Series 10 in USD. Maturity 03-06-2028	59037	169,581	1	169,581	193,583	169,581	-	169,581
John Deere Credit Cia Financiera S.A. Corporate bond Series XIX USD MEP + 7.75%. Maturity 03-08-2026	59130	14,421	2	14,421	-	14,421	-	14,421

Subtotal Private Securities – In foreign currency		184,002		184,002	193,583	184,002	-	184,002

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		475,787,755		475,787,755	345,254,954	475,787,755	-	475,787,755

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	03.31.26	12.31.25	no options	Options	position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 08-31-2026 (1)	9358	551,796,791	1	551,796,791	113,520,131	551,796,791	-	551,796,791
Argentine Treasury Bond in Pesos at Dual rate. Maturity 12-15-2026 (1)	9323	419,558,583	1	419,558,583	289,501,320	419,558,583	-	419,558,583
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 04-30-2026 (1)	9360	367,476,200	1	367,476,200	368,225,210	367,476,200	-	367,476,200
Argentine Treasury Bond in Pesos at Dual rate. Maturity 06-30-2026 (1)	9320	344,081,227	1	344,081,227	214,724,271	344,081,227	-	344,081,227
Argentine Treasury Bond in Pesos at Dual rate. Maturity 09-15-2026 (1)	9321	330,569,228	1	330,569,228	301,426,273	330,569,228	-	330,569,228
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 09-30-2027 (1)	9391	249,895,000	1	249,895,000	-	249,895,000	-	249,895,000
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	247,981,915	1	247,981,915	172,512,443	247,981,915	-	247,981,915
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 03-31-2027 (1)	9264	170,026,407	1	170,026,407	17,639,540	170,026,407	-	170,026,407
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026 (1)	9351	139,354,062	1	139,354,062	141,462,045	139,354,062	-	139,354,062
Argentine Treasury Bond in Pesos at TAMAR rate. Maturity 02-26-2027 (1)	9380	135,009,000	1	135,009,000	-	135,009,000	-	135,009,000
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 10-30-2026	9313	120,345,413	1	120,345,413	136,223,377	120,345,413	-	120,345,413
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 12-15-2027	9250	80,997,499	1	80,997,499	4,613,708	80,997,499	-	80,997,499
Treasury Bill adjusted by Cer. Maturity 11-30-2026	9371	77,000,000	1	77,000,000	-	77,000,000	-	77,000,000
Treasury Bill adjusted by Cer. Maturity 07-31-2026 (1)	9379	71,027,787	1	71,027,787	-	71,027,787	-	71,027,787
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026 (1)	9367	54,485,900	1	54,485,900	54,780,759	54,485,900	-	54,485,900
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-17-2026 (1)	9390	39,940,000	1	39,940,000	-	39,940,000	-	39,940,000
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 06-30-2026 (1)	9240	39,289,005	1	39,289,005	30,576,044	39,289,005	-	39,289,005
Argentine Treasury Bond in Pesos at Fixed rate. Maturity 05-30-2030	9334	7,410,920	1	7,410,920	7,543,616	7,410,920	-	7,410,920
Argentine Treasury Bond in Pesos adjusted by Cer. Maturity 03-31-2026	9257	-	1	-	470,009,558	-	-	-
Argentine Treasury Bond in Pesos at Dual rate. Maturity 03-16-2026	9319	-	1	-	317,192,710	-	-	-

Subtotal Government Securities - In pesos		3,446,244,937		3,446,244,937	2,639,951,005	3,446,244,937	-	3,446,244,937

Government Securities – In foreign currency

AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	62,196,000	1	62,196,000	-	62,196,000	-	62,196,000
Argentine Treasury Bill in USD Zero Coupon. Maturity 01-16-2026	9327	-	1	-	5,182,964	-	-	-

Subtotal Government Securities – In foreign currency		62,196,000		62,196,000	5,182,964	62,196,000	-	62,196,000

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	03.31.26	12.31.25	no options	Options	position

OTHER DEBT SECURITIES (Continued)

Private Securities - In pesos

Corporate Bond Mercado Pago Series 1 in Pesos at TAMAR floating rate. Maturity 07-18-2026	58794	2,140,000	1	2,140,000	6,927,693	2,140,000	-	2,140,000

Subtotal Private Securities - In pesos		2,140,000		2,140,000	6,927,693	2,140,000	-	2,140,000

Private Securities – In foreign currency

Corporate Bond CNH Industrial Capital Argentina Series 10 in USD. Maturity 03-06-2028	59037	4,239,536	1	4,239,536	4,839,571	4,239,536	-	4,239,536
Corporate Bond 360 Energy Solar S.A. Series 4 in USD at fixed rate. Maturity 10-30-2027	58187	3,629,739	1	3,629,739	3,669,609	3,629,739	-	3,629,739
Corporate Bond Petroquimica Comodoro Rivadavia Series R in USD. Maturity 10-22-2028	58155	3,526,032	2	3,526,032	3,745,476	3,526,032	-	3,526,032
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in USD. Maturity 05-03-2028	58507	3,488,007	2	3,488,007	3,991,048	3,488,007	-	3,488,007
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	2,881,930	2	2,881,930	4,824,776	2,881,930	-	2,881,930
Corporate Bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	58210	2,835,194	1	2,835,194	3,144,750	2,835,194	-	2,835,194
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	2,761,007	2	2,761,007	3,069,244	2,761,007	-	2,761,007
Corporate Bond CAPEX S.A. Series 10 USD. Maturity 07-05-2027	57880	2,593,343	2	2,593,343	2,812,534	2,593,343	-	2,593,343
Corporate Bond CAPEX S.A. Series 11 USD. Maturity 06-17-2028	58728	2,125,990	2	2,125,990	2,359,890	2,125,990	-	2,125,990
Corporate Bond YPF Series 35 in USD. Maturity 02-27-2027	58484	1,702,949	1	1,702,949	1,929,120	1,702,949	-	1,702,949
Corporate Bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,559,642	2	1,559,642	1,706,710	1,559,642	-	1,559,642
Corporate Bond Petroquimica Comodoro Rivadavia S.A. Series T in USD. Maturity 07-21-2028	58798	1,424,241	1	1,424,241	1,633,954	1,424,241	-	1,424,241
Corporate Bond Ledesma Series 15 USD at fixed rate. Maturity 04-10-2027	58426	415,864	1	415,864	464,790	415,864	-	415,864
Corporate Bond John Deere Credit Cia Financiera S.A. Series X USD. Maturity 03-08-2026	57639	-	2	-	1,614,978	-	-	-

Subtotal Private Securities – In foreign currency		33,183,474		33,183,474	39,806,450	33,183,474	-	33,183,474

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		3,543,764,411		3,543,764,411	2,691,868,112	3,543,764,411	-	3,543,764,411

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		HOLDING					POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	03.31.26	12.31.25	no options	Options	position

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bond in Pesos. Maturity 05-23-2027 (1)	9132	17,328,123	2	17,300,369	17,461,092	17,300,369	-	17,300,369
Argentine Treasury Bond in Pesos at Badlar Private rate 0.7%. Maturity 11-23-2027 (1)	9166	6,879,948	2	6,890,381	7,538,508	6,890,381	-	6,890,381
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 01-16-2026	9342	-	2	-	614,119,094	-	-	-

Subtotal Government Securities - In pesos		24,208,071		24,190,750	639,118,694	24,190,750	-	24,190,750

TOTAL SECURITIES AT AMORTIZED COST		24,208,071		24,190,750	639,118,694	24,190,750	-	24,190,750

TOTAL OTHER DEBT SECURITIES		3,567,972,482		3,567,955,161	3,330,986,806	3,567,955,161	-	3,567,955,161

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities – In pesos

Share BYMA- Bolsas y Mercados Argentinos S.A.		8,403,258	1	8,403,258	8,183,457	8,403,258	-	8,403,258
Share VALO- Banco de Valores S.A.		3,060,878	1	3,060,878	2,826,231	3,060,878	-	3,060,878

Subtotal Private Securities – In pesos		11,464,136		11,464,136	11,009,688	11,464,136	-	11,464,136

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		11,464,136		11,464,136	11,009,688	11,464,136	-	11,464,136

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities – In pesos

Compensadora Electrónica S.A.		5,129,690	3	5,129,690	5,129,690	5,129,690	-	5,129,690
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)		3,904,962	1	3,904,962	4,700,322	3,904,962	-	3,904,962
Seguro de Depósitos S.A.		536,324	3	536,324	395,207	536,324	-	536,324
Other		13,360	3	13,360	13,360	13,360	-	13,360

Subtotal Private Securities - In pesos		9,584,336		9,584,336	10,238,579	9,584,336	-	9,584,336

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		1,428,270	2	1,428,270	1,433,715	1,428,270	-	1,428,270
Other		59,765	2	59,765	70,344	59,765	-	59,765

Subtotal Private Securities - In foreign currency		1,488,035		1,488,035	1,504,059	1,488,035	-	1,488,035

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		11,072,371		11,072,371	11,742,638	11,072,371	-	11,072,371

TOTAL EQUITY INSTRUMENTS		22,536,507		22,536,507	22,752,326	22,536,507	-	22,536,507

(1) It represents securities fully or partially computed for minimum cash requirements as of March 31, 2026, Note 48.1 to the consolidated financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

Account	03.31.26	12.31.25

COMMERCIAL PORTFOLIO

Normal performance	7,174,238,694	7,087,084,802
Preferred collaterals and counter-guarantees “A”	7,847,862	14,571,240
Preferred collaterals and counter-guarantees “B”	382,777,752	139,960,145
No preferred guarantees or counter guarantees	6,783,613,080	6,932,553,417

With special follow up	9,380,461	18,144,454

Under observation	9,380,461	18,144,454
Preferred collaterals and counter-guarantees “B”	1,071,543	1,912,729
No preferred guarantees or counter guarantees	8,308,918	16,231,725

Troubled	5,373,689	9,726,455
No preferred guarantees or counter guarantees	5,373,689	9,726,455

With high risk of insolvency	30,326,856	14,834,345
Preferred collaterals and counter-guarantees “B”	45,980	-
No preferred guarantees or counter guarantees	30,280,876	14,834,345

Uncollectible	703,751	1,153,148
No preferred guarantees or counter guarantees	703,751	1,153,148

TOTAL	7,220,023,451	7,130,943,204

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

Account	03.31.26	12.31.25

CONSUMER AND HOUSING PERFORMANCE

Normal performance	7,616,597,532	8,561,220,188
Preferred collaterals and counter-guarantees “A”	1,038,492	2,089,921
Preferred collaterals and counter-guarantees “B”	1,430,744,947	1,348,143,297
No preferred collaterals or counter-guarantees	6,184,814,093	7,210,986,970

Low risk	378,217,961	363,246,214
Preferred collaterals and counter-guarantees “A”	-	8,904
Preferred collaterals and counter-guarantees “B”	29,325,010	26,324,862
No preferred collaterals or counter-guarantees	348,892,951	336,912,448

Low risk – with special follow-up	28,209,808	17,575,247
Preferred collaterals and counter-guarantees “B”	35,004	63,308
No preferred collaterals or counter-guarantees	28,174,804	17,511,939

Medium risk	321,948,136	313,574,715
Preferred collaterals and counter-guarantees “A”	8,136	-
Preferred collaterals and counter-guarantees “B”	12,218,980	8,248,317
No preferred collaterals or counter-guarantees	309,721,020	305,326,398

High risk	505,450,495	337,756,314
Preferred collaterals and counter-guarantees “B”	16,802,308	16,260,796
No preferred collaterals or counter-guarantees	488,648,187	321,495,518

Uncollectible	39,072,758	23,854,788
Preferred collaterals and counter-guarantees “A”	344	376
Preferred collaterals and counter-guarantees “B”	8,997,633	5,925,348
No preferred collaterals or counter-guarantees	30,074,781	17,929,064

TOTAL	8,889,496,690	9,617,227,466

TOTAL GENERAL	16,109,520,141	16,748,170,670

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

	03.31.26		12.31.25
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,412,183,444	8.77%	1,564,538,789	9.34%
50 following largest customers	2,145,244,854	13.32%	2,072,192,689	12.37%
100 following largest customers	1,329,578,334	8.25%	1,477,829,093	8.82%
All other customers	11,222,513,509	69.66%	11,633,610,099	69.47%

TOTAL	16,109,520,141	100.00%	16,748,170,670	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	5,525,760	8,516	12,774	25,548	17,032	-	5,589,630

Financial Sector	-	98,771,478	11,654,747	43,538,447	61,991,702	65,679,784	380,465	282,016,623

Non-financial Private Sector and Residents Abroad	811,907,605	5,107,056,856	2,686,310,565	1,989,318,223	2,019,773,634	1,970,170,056	3,773,788,323	18,358,325,262

TOTAL	811,907,605	5,211,354,094	2,697,973,828	2,032,869,444	2,081,790,884	2,035,866,872	3,774,168,788	18,645,931,515

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)(1)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	3,409,954	9,320	13,980	27,960	32,620	-	3,493,834

Financial Sector	-	88,907,060	35,231,809	38,351,028	98,191,751	93,542,516	213,122	354,437,286
Non-financial Private Sector and Residents Abroad	635,112,243	6,046,688,317	2,633,141,123	2,790,419,508	1,985,948,732	2,045,465,194	3,736,985,268	19,873,760,385

TOTAL	635,112,243	6,139,005,331	2,668,382,252	2,828,784,516	2,084,168,443	2,139,040,330	3,737,198,390	20,231,691,505

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

	03.31.26		12.31.25
	Debt balance	% over total portfolio	Debt balance	% over Debt portfolio
Number of customers

10 largest customers	4,040,047,444	23.14%	3,984,937,580	21.16%

50 following largest customers	2,718,586,814	15.57%	2,813,669,417	14.94%

100 following largest customers	953,630,431	5.46%	1,064,216,624	5.65%

All other customers	9,748,286,738	55.83%	10,966,794,629	58.25%

TOTAL	17,460,551,427	100.00%	18,829,618,250	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 55)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	15,846,503,397	1,570,606,606	139,827,150	169,106,846	926	-	17,726,044,925
Non-financial Government sector	726,985,259	73,078,183	-	2,091,850	-	-	802,155,292
Financial Sector	9,639,036	-	-	-	-	-	9,639,036
Non-financial Private Sector and Residents Abroad	15,109,879,102	1,497,528,423	139,827,150	167,014,996	926	-	16,914,250,597
Liabilities at fair value through profit or loss	35,117,694	-	-	-	-	-	35,117,694
Derivative instruments	13,964,127	30,779	-	-	-	-	13,994,906
Repo transactions and surety bonds	66,898,442	-	-	-	-	-	66,898,442
Other financial institutions	66,898,442	-	-	-	-	-	66,898,442
Other financial liabilities	1,911,702,755	1,673,911	2,158,411	5,549,656	10,057,116	24,868,785	1,956,010,634
Financing received from the BCRA and other financial institutions	204,203,739	139,726,991	145,086,478	108,110,252	83,117,074	3,450,929	683,695,463
Corporate bonds issued	274,664,993	156,631,943	26,860,680	184,473,195	40,025,242	-	682,656,053

TOTAL	18,353,055,147	1,868,670,230	313,932,719	467,239,949	133,200,358	28,319,714	21,164,418,117

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 55)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	17,035,556,128	1,418,191,030	547,752,700	130,018,517	5,027,845	-	19,136,546,220
Non-financial Government sector	521,356,475	2,504,155	-	-	-	-	523,860,630
Financial Sector	8,528,616	-	-	-	-	-	8,528,616
Non-financial Private Sector and Residents Abroad	16,505,671,037	1,415,686,875	547,752,700	130,018,517	5,027,845	-	18,604,156,974
Derivatives	6,963,205	65,529	93,572	-	-	-	7,122,306
Repo transactions and surety bonds	512,439,482	-	-	-	-	-	512,439,482
Other financial institutions	512,439,482	-	-	-	-	-	512,439,482
Other financial liabilities	1,940,495,661	939,842	2,192,972	4,832,679	6,694,942	29,280,511	1,984,436,607
Financing received from the BCRA and other financial institutions	297,905,665	267,882,013	208,216,653	142,113,123	106,299,980	4,631,071	1,027,048,505
Corporate bonds issued	524,501,565	33,702,908	22,991,360	72,767,940	40,701,975	-	694,665,748
TOTAL	20,317,861,706	1,720,781,322	781,247,257	349,732,259	158,724,742	33,911,582	23,362,258,868

	(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 03.31.26

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments (1)	23,906,089	-		2,027,664	-	(1,959,075)	19,919,350

	- For administrative, disciplinary and criminal penalties	5,472	-		-	-	(472)	5,000

	- Provisions for termination plans	2,621,200	-		-	-	(226,146)	2,395,054

	- Other	28,522,397	4,143,465	(2)	91,218	647,152	(2,680,592)	29,246,900

	TOTAL PROVISIONS	55,055,158	4,143,465		2,118,882	647,152	(4,866,285)	51,566,304

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.25

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments (1)	32,795,955	-		246,444	-	(8,643,422)	23,906,089

	- For administrative, disciplinary and criminal penalties	7,198	-		-	-	(1,726)	5,472

	- Provisions for termination plans	2,519,984	848,348		-	-	(747,132)	2,621,200

	- Other	32,483,844	17,755,562	(2)	1,086,432	12,281,634	(8,348,943)	28,522,397

	TOTAL PROVISIONS	67,806,981	18,603,910		1,332,876	12,281,634	(17,741,223)	55,055,158

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.25	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 03.31.26

Other financial assets	2,978,891	-	-	100,218	(256,774)	2,822,335

Loans and other financing	675,423,307	(1,689,213)	(1,207,475)	195,420,470	(69,681,304)	798,265,785
Other financial institutions	1,488,587	15,033,786	(747,104)	(905,279)	(1,830,903)	13,039,087
Non-financial Private Sector and Residents Abroad	673,934,720	(16,722,999)	(460,371)	196,325,749	(67,850,401)	785,226,698
Overdrafts	18,880,509	(774,742)	2,936,902	581,385	(1,610,507)	20,013,547
Instruments	34,835,708	(1,765,770)	608,985	703,880	(3,155,476)	31,227,327
Mortgage loans	17,425,578	(484,996)	50,952	827,815	(1,506,882)	16,312,467
Pledge loans	16,959,010	1,712,632	331,232	6,132,539	(3,165,387)	21,970,026
Consumer loans	268,478,852	(15,017,525)	(3,363,453)	83,192,832	(25,561,016)	307,729,690
Credit cards	242,798,833	(13,172,589)	(127,182)	63,177,389	(23,394,616)	269,281,835
Finance leases	2,679,017	(46,343)	233,066	332,577	(200,382)	2,997,935
Other	71,877,213	12,826,334	(1,130,873)	41,377,332	(9,256,135)	115,693,871

Other debt securities	144,268	(70,834)	-	-	(10,114)	63,320

Contingent commitments	23,906,089	(985,351)	(1,146,537)	104,224	(1,959,075)	19,919,350

TOTAL ALLOWANCES	702,452,555	(2,745,398)	(2,354,012)	195,624,912	(71,907,267)	821,070,790

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.24	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 12.31.25

Other financial assets	2,600,772	(528,457)	-	1,592,144	(685,568)	2,978,891

Loans and other financing	228,684,275	11,146,622	49,423,350	495,020,752	(108,851,692)	675,423,307
Other financial institutions	2,831,502	686,772	1,570,535	223,155	(3,823,377)	1,488,587
Non-financial Private Sector and Residents Abroad	225,852,773	10,459,850	47,852,815	494,797,597	(105,028,315)	673,934,720
Overdrafts	9,601,247	96,721	(295,972)	13,285,819	(3,807,306)	18,880,509
Instruments	18,522,499	(6,434,892)	1,996,488	26,161,440	(5,409,827)	34,835,708
Mortgage loans	12,936,961	1,309,668	3,721,326	3,508,056	(4,050,433)	17,425,578
Pledge loans	3,011,364	690,493	790,211	15,023,134	(2,556,192)	16,959,010
Consumer loans	66,308,020	9,061,658	20,326,050	211,770,758	(38,987,634)	268,478,852
Credit cards	98,457,268	2,652,147	13,709,361	170,793,952	(42,813,895)	242,798,833
Finance leases	893,873	260,396	181,952	1,635,620	(292,824)	2,679,017
Other	16,121,541	2,823,659	7,423,399	52,618,818	(7,110,204)	71,877,213

Other debt securities	225,814	(39,998)	-	-	(41,548)	144,268

Contingent commitments	32,795,955	(2,334,996)	1,609,769	478,782	(8,643,421)	23,906,089

TOTAL ALLOWANCES	264,306,816	8,243,171	51,033,119	497,091,678	(118,222,229)	702,452,555

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	Notes and Exhibits	03.31.26	12.31.25

ASSETS

Cash and deposits in banks	4	3,981,117,529	5,184,825,981

Cash		1,094,219,154	1,453,816,869
Financial institutions and correspondents		2,886,271,091	3,721,669,258
BCRA		1,773,251,475	2,370,371,510
Other in the country and abroad		1,113,019,616	1,351,297,748
Other		627,284	9,339,854

Debt securities at fair value through profit or loss	5 and A	463,963,812	330,018,138

Derivative instruments	6	72,485,722	42,618,527

Other financial assets	8	192,098,665	161,990,614

Loans and other financing	9	14,110,296,842	14,742,933,263

Non-financial Government sector		5,559,563	3,450,370
Other financial institutions		532,044,932	547,001,636
Non-financial Private Sector and Residents Abroad		13,572,692,347	14,192,481,257

Other debt securities	10 and A	3,567,955,161	3,331,703,576

Financial assets pledged as collateral	11	644,773,998	1,281,509,330

Investments in equity instruments	13 and A	22,536,507	22,752,326

Investments in subsidiaries and associates	14	275,888,380	257,433,657

Property and equipment	15	968,848,961	980,197,770

Intangible assets	16	136,060,429	128,879,972

Deferred income tax assets	12.3	66,810,631	47,782,249

Other non-financial assets	17	331,629,834	339,127,162
Deferred income tax assets
Non-current assets held for sale	18	1,641,330	3,541,785

TOTAL ASSETS		24,836,107,801	26,855,314,350

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	Notes and Exhibits	03.31.26	12.31.25

LIABILITIES

Deposits	19 and H	17,536,085,255	18,877,808,082

Non-financial Government sector		795,738,041	513,623,336
Financial Sector		11,313,894	9,957,289
Non-financial Private Sector and Residents Abroad		16,729,033,320	18,354,227,457

Liabilities at fair value through profit or loss	20	35,117,694	-

Derivative instruments	6	13,993,483	7,029,989

Repo transactions and surety bonds	7	-	485,609,168

Other financial liabilities	21	1,815,243,302	1,841,815,469

Financing received from the BCRA and other financial institutions	22	188,921,851	395,778,732

Corporate bonds issued	23	496,322,562	524,501,563

Current income tax liabilities	12.2	164,439,553	90,183,151

Provisions	J	50,706,015	54,287,238

Other non-financial liabilities	24	640,093,958	821,411,839

TOTAL LIABILITIES		20,940,923,673	23,098,425,231

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		1,302,739,847	1,302,739,847
Reserves		2,203,344,835	2,203,344,835
Retained earnings		273,596,113	-
Other accumulated comprehensive income		29,724,163	(30,149,360)
Income for the period/year		78,421,486	273,596,113

TOTAL EQUITY		3,895,184,128	3,756,889,119

TOTAL LIABILITIES AND EQUITY		24,836,107,801	26,855,314,350

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE INTERIM THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	Notes and Exhibits	03.31.26	03.31.25

Interest income	27	1,397,188,889	1,150,300,988
Interest expense	28	(587,462,201)	(471,175,567)

Net interest income		809,726,688	679,125,421

Commission income	29	227,488,088	217,725,621
Commission expense	30	(77,133,164)	(107,602,368)

Net commission income		150,354,924	110,123,253

Net income from measurement of financial instruments at fair value through profit or loss	31	8,582,520	39,340,219
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	32	(2,759,442)	106,273,904
Foreign exchange and gold gains	33	52,927,376	11,078,977
Other operating income	34	64,342,498	50,241,439
Impairment of financial assets	35	(239,905,877)	(123,458,188)

Net operating income		843,268,687	872,725,025

Personnel benefits	36	(181,972,153)	(157,445,928)
Administrative expenses	37	(159,661,619)	(191,132,450)
Asset depreciation and impairment	38	(31,686,366)	(27,343,656)
Other operating expenses	39	(184,411,925)	(169,885,557)

Operating income		285,536,624	326,917,434

Income from associates and joint ventures		18,979,738	17,831,822
Loss on net monetary position		(192,385,696)	(185,063,017)

Income before income tax		112,130,666	159,686,239

Income tax	12.4	(33,709,180)	(55,680,582)

Net income for the period		78,421,486	104,005,657

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE INTERIM THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

EARNINGS PER SHARE

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

Accounts	03.31.26	03.31.25

Numerator:

Net income attributable to owners of the parent	78,421,486	104,005,657
Net income attributable to owners of the parent adjusted to reflect the effect of dilution	78,421,486	104,005,657

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	127.9912	169.7469
Diluted earnings per share (stated in pesos) (1)	127.9912	169.7469

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE INTERIM THREE -MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	Note	03.13.26	03.31.25

Net income for the period		78,421,486	104,005,657

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Share in Other Comprehensive Income from associates and joint ventures at equity method		33,777	–

		33,777	–

Profit or losses from financial instruments at fair value through OCI

Income/(loss) for the period from financial instruments at fair value through OCI		90,154,736	(121,158,149)
Reclassification adjustments for the period		2,815,622	(106,273,904)
Income tax	12.4	(32,539,625)	79,601,219

		60,430,733	(147,830,834)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income/(loss) for the period from equity instruments at fair value through OCI		(590,987)	2,171,300

		(590,987)	2,171,300

Total Other Comprehensive Income/(loss) for the period		59,873,523	(145,659,534)

Total Comprehensive Income/(loss)		138,295,009	(41,653,877)

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM THREE-MONTH PERIOD ENDED MARCH 31, 2026

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	2026
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

Transactions	Outstanding Shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the period	612,710	6,744,974	1,302,739,847	(30,149,360)	-	1,041,235,196	1,162,109,639	273,596,113	3,756,889,119

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	78,421,486	78,421,486
- Other comprehensive income for the period	-	-	-	59,839,746	33,777	-	-	-	59,873,523

Balances at fiscal period end	612,710	6,744,974	1,302,739,847	29,690,386	33,777	1,041,235,196	1,162,109,639	352,017,599	3,895,184,128

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	2025
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income		Reserves
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the period	612,710	6,744,974	1,302,739,847	70,598,370	(15)	939,523,194	883,989,154	508,560,009	3,712,768,243

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	104,005,657	104,005,657
- Other comprehensive income/(loss) for the period	-	-	-	(145,659,534)	-	-	-	-	(145,659,534)

Balances at fiscal period-end	612,710	6,744,974	1,302,739,847	(75,061,164)	(15)	939,523,194	883,989,154	612,565,666	3,671,114,366
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

Accounts	03.31.26	03.31.25

Cash flows from operating activities

Income before income tax	112,130,666	159,686,239

Adjustment for total monetary income for the period	192,385,696	185,063,017

Adjustments to obtain cash flows from operating activities:	630,571,959	199,561,773
Depreciation and amortization	31,686,366	27,343,656
Impairment of financial assets	239,905,877	123,458,188
Effect of foreign exchange changes on cash and cash equivalents	390,816,092	63,407,287
Other adjustments	(31,836,376)	(14,647,358)

Net decreases from operating assets:	(1,060,961,508)	(2,733,582,125)
Debt securities at fair value through profit or loss	(153,964,924)	(461,972,417)
Derivative instruments	(34,078,024)	4,493,395
Loans and other financing	(872,307,524)	(2,039,017,418)
Non-financial Government sector	(2,455,028)	(3,106,157)
Other financial institutions	(28,397,754)	(9,921,062)
Non-financial Private Sector and Residents Abroad	(841,454,742)	(2,025,990,199)
Other debt securities	(468,802,719)	(66,882,648)
Financial assets pledged as collateral	557,746,706	186,871,238
Investments in equity instruments	(1,521,728)	965,311
Other assets	(88,033,295)	(358,039,586)

Net (decreases)/increases from operating liabilities:	(24,076,706)	1,619,687,724
Deposits	274,416,789	1,470,376,943
Non-financial Government sector	332,099,610	1,650,260
Financial sector	2,452,922	(42,052,156)
Non-financial Private Sector and Residents Abroad	(60,135,743)	1,510,778,839
Liabilities at fair value through profit or loss	35,117,694	-
Derivative instruments	7,547,501	11,526,137
Repo transactions and surety bonds	(472,007,788)	-
Other liabilities	130,849,098	137,784,644

Total cash flows used in operating activities	(149,949,893)	(569,583,372)

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

Accounts	03.31.26	03.31.25

Cash flows from investing activities

Payments:	(26,342,016)	(24,294,938)
Purchase of property and equipment, intangible assets and other assets	(26,214,101)	(23,928,917)
Other payments related to investing activities	(127,915)	(366,021)

Collections:	-	516,586
Other collections related to investing activities	-	516,586

Total cash flows used in investing activities	(26,342,016)	(23,778,352)

Cash flows from financing activities

Payments:	(225,571,045)	(11,501,689)
Dividends	(7,017,632)	-
Non-subordinated corporate bonds	(7,227,167)	(7,232,597)
Financing from local financial institutions	(92,160,892)	-
Other payments related to financing activities	(114,626,539)	-
Payment of lease liabilities	(4,538,815)	(4,269,092)

Collections:	-	154,873,075
Non-subordinated corporate bonds	-	145,462,630
Financing from local financial institutions	-	9,383,822
Other collections related to financing activities	-	26,623

Total cash flows (used in) / generated by financing activities	(225,571,045)	143,371,386

Effect of exchange rate changes on cash and cash equivalents	(390,816,092)	(63,407,287)
Effect of net monetary income/(loss) of cash and cash equivalents	(411,029,406)	(294,240,659)

Total changes in cash flows	(1,203,708,452)	(807,638,284)
Restated cash and cash equivalents at the beginning of the year (Note 4)	5,184,825,981	4,055,428,100
Cash and cash equivalents at fiscal period-end (Note 4)	3,981,117,529	3,247,789,816

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards as issued by the IASB, the following affects the preparation of these separate condensed interim financial statements:

(1)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of March 31, 2026 and December 31, 2025, its shareholders’ equity would have been reduced by 272,628 and 528,233, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS Accounting Standards as issued by the IASB, as adopted by the BCRA as per Communication “A” 8400. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Reporting”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read in conjunction with the financial statements as of December 31, 2025. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2025 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

–	General information (Note 1 to the consolidated condensed interim financial statements)

–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated condensed interim financial statements)

–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated condensed interim financial statements)

–	Comparative information (Note 2.1.4. to the consolidated condensed interim financial statements)

–	Measuring unit (Note 2.1.5. to the consolidated condensed interim financial statements)
–	Summary of significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
–	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
–	Transcription to the books (Note 2.7. to the consolidated condensed interim financial statements)
–	Provisions (Note 23 to the consolidated condensed interim financial statements and Exhibit J to the separate condensed financial statements)
–	Share capital (Note 26 to the consolidated condensed interim financial statements)
–	Fair values of financial instruments (Note 41 to the consolidated condensed interim financial statements)
–	Segment information (Note 42 to the consolidated condensed interim financial statements)
–	Related parties (Note 43 to the consolidated condensed interim financial statements)
–	Financial instruments risks (Note 44 to the consolidated condensed interim financial statements)
–	Restrictions to the distribution of earnings (Note 45 to the consolidated condensed interim financial statements)
–	Banking deposits guarantee insurance system (Note 47 to the consolidated condensed interim financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 49 to the consolidated condensed interim financial statements)
–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 50 to the consolidated condensed interim financial statements)
–	Trust activities (Note 51 to the consolidated condensed interim financial statements)
–	Mutual funds (Note 52 to the consolidated condensed interim financial statements)

–	Penalties and administrative proceedings instituted by the BCRA (Note 53 to the consolidated condensed interim financial statements)
–	Subsequent events (Note 54 to the consolidated condensed interim financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of March 31, 2026 of the subsidiaries BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	03.31.26	12.31.25

B.C.R.A. - Current account	1,773,251,475	2,370,371,510
Balances with other local and foreign financial institutions	1,113,019,616	1,351,297,748
Cash	1,094,219,154	1,453,816,869
Cash and cash equivalents for spot purchases or sales pending settlement	627,284	9,339,854

TOTAL	3,981,117,529	5,184,825,981

The balances of Cash and deposits in banks as of March 31, 2025 and December 31, 2024 amounted to 3,247,789,816 and 4,055,428,100, respectively.

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	03.31.26	12.31.25

Government securities	463,673,640	329,480,882
Private securities – Corporate bonds	169,581	537,256
BCRA Notes	120,591	-

TOTAL	463,963,812	330,018,138

A breakdown of this information is provided in Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.26	12.31.25

Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	64,873,215	28,926,727
Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	7,007,388	12,905,478
Debit balances linked to interest rate swaps - floating rate for fixed	605,119	786,322

TOTAL	72,485,722	42,618,527

Liabilities

	03.31.26	12.31.25

Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	12,503,789	4,539,683
Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	1,489,694	2,490,306

TOTAL	13,993,483	7,029,989

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	03.31.26	12.31.25

Foreign currency forward

Foreign currency forward purchases - US$	470,286	631,333
Foreign currency forward sales - US$	441,065	587,705
Foreign currency forward sales - Euros	3,000	7,800

Interest rate swaps

Fixed rate for floating rate (1)	11,111,111	18,111,111

(1)       Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

7. Repo transactions and surety bonds

Reverse repurchase transactions and surety bonds

No reverse repurchase transactions or surety bonds were accounted for by the Bank as of March 31, 2026 and December 31, 2025.

Repurchase transactions and surety bonds

As of March 31, 2026 and December 31, 2025, the Bank accounts for the following repurchase transactions and surety bonds:

	03.31.26	12.31.25

Amounts payable for repo transactions of government securities with financial institutions	-	485,609,168

TOTAL	-	485,609,168

8. Other financial assets

Breakdown is as follows:

	03.31.26	12.31.25

Measured at amortized cost

Other receivables	133,883,992	159,880,249
Non-financial debtors from spot transactions pending settlement	60,194,904	3,674,915
Financial debtors from spot transactions pending settlement	48,506	-
Other	489,308	1,063,317

	194,616,710	164,618,481

Allowance for loan losses (Exhibit R)	(2,518,045)	(2,627,867)

TOTAL	192,098,665	161,990,614

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	03.31.26	12.31.25

Credit cards	3,389,747,296	3,633,281,964
Loans for the prefinancing and financing of exports	2,819,924,722	2,539,519,756
Notes	2,114,156,117	2,310,097,439
Consumer loans	1,511,949,218	1,551,194,478
Overdrafts	1,211,467,150	1,278,798,981
Discounted instruments	884,841,819	986,304,128
Mortgage loans	731,880,758	682,095,210
Other financial institutions	545,467,526	581,920,884
Loans to employees	148,901,084	144,697,518
Pledge loans	112,474,769	125,336,253
Receivables from finance leases	44,395,177	41,563,358
Non-financial government sector	5,559,563	3,450,370
Instruments purchased	3,035,292	3,011,997
Other financing	1,368,197,165	1,561,455,766

	14,891,997,656	15,442,728,102

Allowance for loan losses (Exhibit R)	(781,700,814)	(699,794,839)

TOTAL	14,110,296,842	14,742,933,263

The Bank entered into finance lease agreements related to automobiles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	03.31.26		12.31.25
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	28,149,076	14,341,694	26,557,427	13,056,928
From 1 to 2 years	22,769,127	13,237,844	22,260,830	12,909,946
From 2 to 3 years	15,325,022	10,420,940	14,253,298	9,645,202
From 3 to 4 years	7,102,192	5,213,378	6,153,605	4,499,245
From 4 to 5 years	1,606,586	1,181,321	1,926,108	1,434,801
More than 5 years	-	-	24,189	17,236

TOTAL	74,952,003	44,395,177	71,175,457	41,563,358

Share capital		43,779,560		41,033,000
Interest accrued		615,617		530,358

TOTAL		44,395,177		41,563,358

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	03.31.26	12.31.25

Total Exhibit B and C	14,979,950,974	15,560,830,470
Plus:
Loans to employees	148,901,084	144,697,518
Interest and other items accrued receivable from financial assets with credit value impairment	35,722,736	29,949,499

Less:
Allowance for loan losses (Exhibit R)	(781,700,814)	(699,794,839)
Adjustments for effective interest rate	(35,923,506)	(53,360,293)
Corporate bonds and other private securities	(36,811,509)	(48,954,972)
Loan commitments	(199,842,123)	(190,434,120)

Total Loans and other financing	14,110,296,842	14,742,933,263

Note 44 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of March 31, 2026 and December 31, 2025, the Bank holds the following loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.26	12.31.25

Liabilities related to foreign trade transactions	73,962,436	74,570,855
Secured loans	83,697,229	72,782,025
Overdrafts and receivables agreed not used	37,944,040	37,800,045
Guarantees granted	4,238,418	5,281,195

TOTAL	199,842,123	190,434,120

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	03.31.26	12.31.25

Argentine Treasury Bonds in pesos. Maturity 05-23-2027	17,300,369	17,461,092
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	6,890,381	7,538,508
Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 01-16-2026	-	614,119,094

TOTAL	24,190,750	639,118,694

10.2. Financial assets measured at fair value through OCI

	03.31.26	12.31.25

Government securities (1)	3,508,440,937	2,645,133,969
Private securities - Corporate bonds	35,323,474	47,450,913

TOTAL	3,543,764,411	2,692,584,882
(1)	In addition, see information under Debt Swap, Note 9.2 to the consolidated financial statements.

A breakdown of this information is provided in Exhibit A.

11. Financial assets pledged as collateral

As of March 31, 2026 and December 31, 2025, the Bank pledged as collateral the following financial assets:

		03.31.26	12.31.25

BCRA - Special guarantee accounts (Note 41.1)	(1)	354,656,571	379,815,283
Deposits as collateral	(2)	193,645,732	218,054,593
Guarantee trust – USD - Deb securities at fair value through OCI	(3)	76,686,482	39,306,557
Guarantee trust - Government securities at fair value through OCI	(4)	19,785,213	105,994,973
Repurchase transactions – Government Securities at fair value	(5)	-	538,337,924

TOTAL		644,773,998	1,281,509,330

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and surety bonds.
(3)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. As of March 31, 2026, the trust is composed of Treasury Bonds (Species AL30), Bonds for the reconstruction of a Free Argentina (Species S1B, S1C and S1D), Private Securities (Species YM35O) and dollars in cash. As of December 31, 2025, the trust was composed of Treasury Bills (Species D16E6), Bonds for the reconstruction of a Free Argentina (Species S1B, S1C and S1D), Private Securities (Species YM35O) and dollars in cash.
(3)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TZX26, TZXD7 and TTJ26). As of December 31, 2025, the trust was composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TZX26, TZXD7, TTJ26 and TTD26).
(4)	Set up as collateral of repo transactions with financial institutions.

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

12.1. Current income tax assets

No balance is recorded for the period/year ended March 31, 2026 and December 31, 2025, respectively.

12.2. Current income tax liabilities

Breakdown of current income tax liabilities as disclosed in the separate statement of financial position is as follows:

	03.31.26	12.31.25

Income tax provision	164,642,383	90,378,356
Collections and withholdings	(202,830)	(195,205)

	164,439,553	90,183,151

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through	03.31.26
	As of 12.31.25	Profit or loss	Deferred tax asset	Deferred tax liability

Allowance for loan losses	168,242,901	31,074,339	199,317,240	-
Provisions	64,268,898	(325,754)	63,943,144	-
Loans and cards commissions	15,338,210	(4,077,816)	11,260,394	-
Organizational expenses and others	(85,520,927)	(4,670,652)	-	(90,191,579)
Property and equipment and miscellaneous assets	(122,365,985)	(13,837)	-	(122,379,822)
Debt securities and investments in equity instruments and derivatives	7,819,095	(2,957,893)	4,861,202	-
Other	57	(5)	52	-

Balance	47,782,249	19,028,382	279,382,032	(212,571,401)

Offsettings			(212,571,401)	212,571,401

Net deferred assets			66,810,631	-

Account		Changes recognized through	12.31.25
	As of 12.31.24	Profit or loss	Deferred tax asset	Deferred tax liability

Allowance for loan losses	64,864,341	103,378,560	168,242,901	-
Provisions	80,682,168	(16,413,270)	64,268,898	-
Loans and cards commissions	10,765,674	4,572,536	15,338,210	-
Organizational expenses and others	(63,835,449)	(21,685,478)	-	(85,520,927)
Property and equipment and miscellaneous assets	(116,493,797)	(5,872,188)	-	(122,365,985)
Debt securities and investments in equity instruments and derivatives	(21,354,064)	29,173,159	7,819,095	-
Tax loss	70,816,679	(70,816,679)	-	-
Other	77	(20)	57	-

Balance	25,445,629	22,336,620	255,669,161	(207,886,912)

Offsettings			(207,886,912)	207,886,912

Net deferred assets			47,782,249	-

12.4. Income tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	03.31.26	03.31.25

Current income tax expense	(52,737,562)	(81,702,761)
Income/(loss) from deferred income tax	19,028,382	26,022,179

Income tax recognized through profit or loss	(33,709,180)	(55,680,582)

Income tax recognized through OCI	(32,539,625)	79,601,219

Total income tax	(66,248,805)	23,920,637

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the fiscal period ended March 31, 2026 and 2025 was 30% and 35%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	03.31.26	12.31.25

Private securities - Shares of other non-controlled companies (1)	11,464,136	11,009,688

TOTAL	11,464,136	11,009,688

(1) See Exhibit A to the separate financial statements.

13.2. Investments in equity instruments through other comprehensive income

	03.31.26	12.31.25

Compensadora Electrónica S.A.	5,129,690	5,129,690
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)	3,904,962	4,700,322
Banco Latinoamericano de Exportaciones S.A.	1,428,270	1,433,715
Seguro de Depósitos S.A.	536,324	395,207
Other	73,125	83,704

TOTAL	11,072,371	11,742,638

A breakdown of this information is provided in Exhibit A.

14. Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	03.31.26	12.31.25

Subsidiaries
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	102,306,611	91,695,198
Volkswagen Financial Services Compañía Financiera S.A.	52,683,294	49,292,141
FCA Compañía Financiera S.A.	43,054,920	41,925,128
PSA Finance Arg. Cía. Financiera S.A.	34,566,495	32,086,757
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	198,883	226,160

Associates
Rombo Compañía Financiera S.A.	25,767,411	24,565,160
BBVA Seguros Argentina S.A.	9,551,887	9,092,993
Interbanking S.A.	5,268,583	5,268,583
Play Digital S.A. (1)	1,448,071	2,290,779
Openpay Argentina S.A. (2)	1,042,225	990,758

TOTAL	275,888,380	257,433,657

(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of December 31, 2025. Additionally, significant transactions carried out or events that occurred between January 1 and March 31, 2026 have been considered.

(2)	On February 4, 2026, a capital contribution was made, amounting to 123,730 (127,915 in restated values), which was paid in in cash. Furthermore, on October 6, 2025, a capital contribution was made, amounting to 187,650 (216,434 in restated values), which was paid in in cash

15. Property and equipment

Breakdown is as follows:

	03.31.26	12.31.25

Real Estate	629,985,954	634,011,423
Furniture and facilities	112,783,478	118,041,294
Right of use - Real estate (1)	91,440,556	92,250,923
Machinery and equipment	70,312,465	79,251,295
Works in progress	60,813,055	53,085,627
Automobiles	3,513,453	3,557,208

TOTAL	968,848,961	980,197,770

(1) The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate condensed interim financial statements.

As mentioned in Note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, the recoverable value of Property and equipment exceeded its accounting balance.

16. Intangible assets

Breakdown is as follows:

	03.31.26	12.31.25

Own systems development expenses	136,060,429	128,879,972

TOTAL	136,060,429	128,879,972

17. Other non-financial assets

Breakdown is as follows:

	03.31.26	12.31.25

Investment properties	197,654,166	198,714,802
Prepayments	46,511,445	40,041,847
Tax advances	36,054,056	34,892,632
Advances to suppliers of goods	27,911,710	28,272,926
Other miscellaneous assets	19,474,486	12,203,123
Advances to personnel	2,571,975	20,223,919
Foreclosed assets	158,056	158,975
Other	1,293,940	4,618,938

TOTAL	331,629,834	339,127,162

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such date in the properties detailed below:

Account	Impairment
	03.31.26	12.31.25

Rented Real Estate – Della Paolera	(17,596,477)	(17,596,477)
Rented Real Estate – Edificio Tesla	(13,084,148)	(13,084,148)
Rented Real Estate – Torre BBVA	(10,479,092)	(10,479,092)
Rented Real Estate - Viamonte	(2,305,556)	(2,305,556)
Rented Real Estate – Mar del Plata	(72,661)	(72,661)
Rented Other investment property - City of Buenos Aires	(99,511)	(99,511)
Rented Other investment property - Caseros	(12,215)	(12,215)
Rented Other investment property - Mendoza	(876)	(876)

TOTAL	(43,650,536)	(43,650,536)

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	03.31.26	12.31.25

Real Estate held for sale - Llavallol	528,822	528,822
Real Estate held for sale - Avellaneda	429,667	429,667
Real Estate held for sale - Villa Lynch	392,833	392,833
Real Estate held for sale - Bernal	290,008	290,008
Real Estate held for sale – Villa del Parque (1)	-	1,900,455

TOTAL	1,641,330	3,541,785

(1) On March 18, 2026, the real estate held for sale – Villa del Parque was sold. The result of the transaction was accounted for in other operating expenses.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2025, which have already been issued, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	03.31.26	12.31.25

Real Estate held for sale - Llavallol	(666,053)	(666,053)
Real Estate held for sale - Avellaneda	(66,801)	(66,801)
Real Estate held for sale – Villa del Parque	-	(273,344)

TOTAL	(732,854)	(1,006,198)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.26	12.31.25

Non-financial Government sector	795,738,041	513,623,336
Financial sector	11,313,894	9,957,289
Non-financial Private Sector and Residents Abroad	16,729,033,320	18,354,227,457
Time deposits	7,213,060,733	7,571,047,666
Savings accounts	6,632,055,623	7,577,998,568
Checking accounts	2,813,034,261	3,127,858,101
Investment accounts	3,638,312	3,870,413
Other	67,244,391	73,452,709

TOTAL	17,536,085,255	18,877,808,082

20. Liabilities at fair value through profit or loss

Breakdown is as follows:

	03.31.26	12.31.25

Obligations from transactions with government securities	35,117,694	-

TOTAL	35,117,694	-

21. Other financial liabilities

Breakdown is as follows:

	03.31.26	12.31.25

Obligations from financing of purchases	1,326,958,245	1,418,383,381
Collections and other transactions on behalf of third parties	122,207,308	116,886,966
Receivables for spot purchases pending settlement	62,651,161	10,648,687
Payment orders pending credit	54,083,749	46,724,996
Lease liabilities (Note 25)	51,809,588	56,238,954
Cash and cash equivalents from spot purchases or sales pending settlement	39,584,910	-
Funds collected under ARCA’s instructions	31,807,304	46,699,046
Commissions accrued payable	196,066	206,326
Other	125,944,971	146,027,113

TOTAL	1,815,243,302	1,841,815,469

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	03.31.26	12.31.25

Foreign financial institutions	172,433,280	288,699,853
Local financial institutions	15,931,402	105,193,616
BCRA	557,169	1,885,263

TOTAL	188,921,851	395,778,732

23. Corporate bonds issued

As of March 31, 2026 and December 31, 2025, the balances related to corporate bonds of the Bank were as follows:

Detail	Issuance date	Nominal value (In thousands)	Maturity	Rate	Payment of interest	Outstanding securities as of 03.31.26	Outstanding securities as of 12.31.25

Class 35 BBVA - US$	06.03.25	62,313	06.03.26	FIXED 5.75%	Semi-annual	86,163,379	99,526,981
Class 36 BBVA - ARS	06.10.25	132,660,155	06.10.26	TAMAR + 3.20%	Quarterly	132,660,154	131,177,622
Class 37 BBVA – US$	08.22.25	43,355	08.22.26	FIXED 6%	Semi-annual	59,949,648	69,247,604
Class 38 BBVA - ARS	11.20.25	43,540,192	11.20.26	TAMAR + 3.50%	Semi-annual	43,540,192	47,651,355
Class 39 BBVA - ARS	12.05.25	50,000	12.05.26	FIXED 5.75%	Semi-annual	69,137,890	79,860,906
Class 40 BBVA - USD	02.27.26	36,503	08.27.27	FIXED 5%	Semi-annual	50,475,031	-
Class 41 BBVA - ARS	03.04.26	45,457,222	03.04.27	TAMAR + 3.50%	Upon maturity	45,457,222	-
Class 32 BBVA - USD	02.27.25	16,510	02.27.26	FIXED 3.5%	Quarterly	-	26,370,072
Class 34 BBVA - ARS	02.27.25	56,002,870	02.27.26	TAMAR + 2.75%	Quarterly	-	61,290,788

				Total Principal		487,383,516	515,125,328
				Accrued Interest		8,939,046	9,376,235
				Total Principal and Interest accrued		496,322,562	524,501,563

Definitions

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	US$ 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	03.26.25	Resolution No. 14,967 dated 11/29/2004. The last increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.

24. Other non-financial liabilities

Breakdown is as follows:

	03.31.26	12.31.25

Miscellaneous creditors	251,699,993	325,960,981
Short-term personnel benefits	116,908,572	156,245,870
Other collections and withholdings	113,439,382	124,268,276
Other taxes payable	80,479,552	91,950,797
Advances collected	67,561,099	94,835,968
Long-term personnel benefits	5,844,480	6,396,329
Termination benefits payable	1,230,000	1,346,139
For contract liabilities (2)	1,170,523	3,023,301
Social security payment orders pending settlement	907,428	993,136
Dividends payable (1)	-	12,916,084
Other	852,929	3,474,958

TOTAL	640,093,958	821,411,839

(1)	See note 45 to the consolidated financial statements.
(2)	Represents a performance obligation satisfied during a period of time.

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of March 31, 2026 and December 31, 2025:

Rights of use under leases

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.26	Additions	Derecognitions	as of 01.01.26	Derecognitions	period (1)	03.31.26	03.31.26

Leased real estate	163,154,944	6,295,594	8,632,229	70,904,021	3,339,183	1,812,915	69,377,753	91,440,556

(1) Note 38

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated	value as of
Account	01.01.25	Additions	Derecognitions	as of 01.01.25	Derecognitions	year	as of 12.31.25	12.31.25

Leased real estate	153,109,462	21,062,433	11,016,951	71,141,472	6,984,012	6,746,561	70,904,021	92,250,923

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.26	12.31.25

Up to one year	3,943,296	1,049,674	4,992,970	3,573,339

From 1 to 5 years	27,325,144	5,780,110	33,105,254	36,278,523

More than 5 years	13,711,364	-	13,711,364	16,387,092

			51,809,588	56,238,954

Interest and exchange rate difference recognized in profit or loss

	03.31.26	03.31.25

Other operating expenses

Interest on lease liabilities (Note 39)	(1,402,773)	(1,347,515)

Exchange rate difference

Exchange rate difference for finance lease (loss)	2,469,452	(1,537,741)

26. Analysis of the evolution of financing activities

The following table provides a reconciliation between the opening and closing balances of the main liabilities arising from financing activities:

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	03.31.26
Financial liabilities

Opening balance	524,501,563	56,238,954	395,778,732	976,519,249

Cash flow
Issuance - Non-subordinated corporate bonds	95,932,030	-	-	95,932,030
Collections of financing from local financial institutions	-	-	-	-
Other collections related to financing activities	-	-	-	-
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(103,159,197)	-	(92,160,892)	(195,320,089)
Other payments related to financing activities	-	-	(114,626,539)	(114,626,539)
Payment of lease liabilities	-	(4,538,815)	-	(4,538,815)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	-	6,295,594	-	6,295,594
Accrued interest and adjustments	18,044,162	(1,066,679)	449,271	17,426,754
Monetary gain/(loss) generated by financial liabilities	(38,995,996)	(5,119,466)	(518,721)	(159,260,722)

Balance at fiscal period-end	496,322,562	51,809,588	188,921,851	622,427,462

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	03.31.25
Financial liabilities

Opening balance	113,107,126	46,508,268	64,479,500	224,094,894

Cash flow
Issuance - Non-subordinated corporate bonds	145,462,630	-	-	145,462,630
Collections of financing from local financial institutions	-	-	9,383,822	9,383,822
Other collections related to financing activities	-	-	26,623	26,623
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(7,232,597)	-	-	(7,232,597)
Payment of lease liabilities	-	(4,269,092)	-	(4,269,092)
				-
Transactions that do not generate cash flows	-	1,929,399	-	1,929,399
Additions - Right of use of leased properties	7,140,993	2,885,256	1,484,622	11,510,871
Accrued interest and adjustments	(8,606,390)	(4,017,154)	(1,455,075)	(14,078,619)
Monetary gain/(loss) generated by financial liabilities

Balance at fiscal period-end	249,871,762	43,036,677	73,919,492	366,827,931

27. Interest income

	03.31.26	03.31.25

Interest from instruments	269,491,253	220,522,523
Interest from government securities	237,772,413	224,306,878
Interest from credit card loans	216,923,739	190,336,453
Interest from consumer loans	192,100,869	182,328,285
Interest from overdrafts	100,789,875	79,366,178
CER clause adjustment	95,441,833	104,752,476
Interest from other loans	81,107,398	51,260,542
UVA clause adjustment	71,852,798	32,334,697
Interest from loans to the financial sector	49,188,639	24,098,503
Interest from loans for the prefinancing and financing of exports	36,889,780	15,149,047
Interest from mortgage loans	13,647,561	6,915,104
Interest from pledge loans	10,084,375	10,128,722
Interest from finance leases	4,143,242	3,693,419
Interest from private securities	957,564	951,913
Premium for reverse repurchase agreements	269,730	-
Other financial interest income	16,527,820	4,156,248

TOTAL	1,397,188,889	1,150,300,988

28. Interest expense

Breakdown is as follows:

	03.31.26	03.31.25

Interest from time deposits	471,981,325	371,163,938
Interest from current accounts deposits	65,797,138	70,072,540
Interest from other financial liabilities	30,493,820	18,625,428
Premium for repurchase agreements	12,997,910	2,017,879
UVA clause adjustment	2,677,607	5,706,255
Interest from savings accounts deposits	2,513,325	2,382,750
Interfinancial loans received	949,928	141,656
Borrowing surety bond transactions	51,148	1,065,121

TOTAL	587,462,201	471,175,567

29. Commission income

Breakdown is as follows:

	03.31.26	03.31.25

For credit cards	140,270,213	123,072,120
Linked to liabilities	60,039,148	63,851,673
From foreign trade and foreign currency transactions	10,213,379	8,029,002
From insurance	8,388,990	8,588,356
Linked to loans	4,830,510	3,956,193
Linked to securities	3,588,875	8,359,775
From guarantees granted	156,973	94,512
Linked to loan commitments	-	1,773,990

TOTAL	227,488,088	217,725,621

30. Commission expenses

Breakdown is as follows:

	03.31.26	03.31.25

For credit and debit cards	35,021,867	60,847,585
For foreign trade transactions	28,599,990	18,683,506
For payment of wages	3,520,696	8,861,254
For data processing	2,337,220	3,461,792
For new channels	1,015,304	8,775,072
For advertising campaigns	284,936	651,498
Linked to transactions with securities	251,150	60,406
Other commission expenses	6,102,001	6,261,255

TOTAL	77,133,164	107,602,368

31. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	03.31.26	03.31.25

Gain from government securities	14,311,643	40,545,773
Gain/(loss) from private securities	1,300,886	(2,070,623)
Gain from corporate bonds	26,354	418
Interest rate swaps	10,052	(490,671)
Gain/(loss) from foreign currency forward transactions	(7,099,284)	1,355,322
Other	32,869	-

TOTAL	8,582,520	39,340,219

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	03.31.26	03.31.25

Income from sale of private securities	73,630	2,364,637
Income from sale of government securities	(2,833,072)	103,909,267

TOTAL	(2,759,442)	106,273,904

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	03.31.26	03.31.25

Income from trading in foreign currency	55,601,016	25,324,695
Conversion of foreign currency assets and liabilities into pesos	(2,673,640)	(14,245,718)

TOTAL	52,927,376	11,078,977

34. Other operating income

Breakdown is as follows:

	03.31.26	03.31.25

Rental of safe deposit boxed	12,008,688	10,191,544
Adjustments and interest on miscellaneous receivables	9,469,947	12,182,547
Debit and credit card commissions	9,284,333	8,443,683
Punitive interest	8,635,681	4,648,072
Loans recovered	3,784,941	4,080,084
Rent	2,434,241	2,408,001
Fees expenses recovered	2,150,723	2,017,166
Commission from syndicated transactions	1,304,824	515,497
Allowances reversed	89,789	-
Other operating income	15,179,331	5,754,845

TOTAL	64,342,498	50,241,439

35. Impairment of financial assets

Breakdown is as follows:

	03.31.26	03.31.25

Financial assets at amortized cost
Loan loss allowance in pesos (1)	202,732,447	122,895,027
Loan loss allowance in foreign currency	37,254,379	670,560

Financial assets at fair value through OCI
Correction of value due to credit losses (2)	(80,949)	(107,399)

TOTAL	239,905,877	123,458,188

(1)	It mainly represents loans and other financing.
(2)	It represents debt securities.

36. Personnel benefits

Breakdown is as follows:

	03.31.26	03.31.25

Salaries	96,314,572	97,349,523
Social security withholdings and collections	33,949,743	28,257,311
Personnel compensation and bonuses	27,353,595	3,743,436
Other short-term personnel benefits	20,310,879	23,753,974
Personnel services	4,043,364	4,341,684

TOTAL	181,972,153	157,445,928

37. Administrative expenses

Breakdown is as follows:

	03.31.26	03.31.25

Rent	24,152,145	19,003,815
Contracted administrative services	22,078,161	35,375,857
Taxes	18,565,970	22,153,982
Maintenance and repair costs	16,909,162	15,897,847
Armored transportation services	13,717,705	27,280,600
IT	13,525,334	5,753,806
Advertising	11,307,358	17,595,086
Electricity and communications	7,322,102	6,896,052
Other fees	7,016,672	5,858,368
Trade reports	4,790,632	7,032,154
Documents distribution	4,510,369	7,535,603
Security services	4,091,337	8,324,196
Insurance	1,736,493	1,788,566
Representation and travel expenses	1,326,411	1,333,991
Fees to Bank Directors and Supervisory Committee	199,574	178,578
Stationery and supplies	106,519	219,972
Other administrative expenses	8,305,675	8,903,977

TOTAL	159,661,619	191,132,450

38. Asset depreciation and impairment

Breakdown is as follows:

	03.31.26	03.31.25

Property and equipment	24,080,100	21,417,257
Intangible assets	5,491,986	4,176,677
Right of use of leased real estate	1,812,915	1,461,000
Depreciation of other assets	301,365	250,096
Loss from sale or impairment of property, plant and equipment	-	38,626

TOTAL	31,686,366	27,343,656

39. Other operating expenses

Breakdown is as follows:

	03.31.26	03.31.25

Turnover tax	131,302,899	109,323,859
Initial recognition of loans	24,610,299	28,928,806
Other operating expenses	15,404,546	12,597,108
Contribution to the Deposit Guarantee Fund	7,346,962	5,929,054
Other allowances (Exhibit J)	2,105,286	9,045,357
Claims	1,876,797	2,713,858
Interest on liabilities from leases (Note 25)	1,402,773	1,347,515
Adjustment for restatement of dividends in constant currency	362,363	-

TOTAL	184,411,925	169,885,557

40. Restricted assets

As of March 31, 2026 and December 31, 2025, the Bank has the following restricted assets:

a)	The Entity does not have any assets pledged as collateral for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 644,773,998 and 1,281,509,330 as of March 31, 2026 and December 31, 2025, respectively (see Note 11 to these separate condensed interim financial statements).

41. Minimum cash and minimum capital requirements

41.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.26	12.31.25

Balances at the BCRA

BCRA - Current account not restricted	1,773,155,851	2,370,371,510
BCRA - Special guarantee accounts - restricted (Note 11)	354,656,571	379,815,283
BCRA – Special pension accounts - restricted	95,624	-

	2,127,908,046	2,750,186,793

Government securities in pesos – At fair value through OCI (1)	3,160,491,105	2,610,154,141
Government securities in pesos – At amortized cost (1)	24,190,750	639,118,694
Government securities in foreign currency – At fair value through profit or loss (1)	25,501,575	-

TOTAL	5,338,091,476	5,999,459,628

(1) See detail of securities considered (identified with (1)), as of March 31, 2026, in Exhibit A to the separate financial statements.

41.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement – On a separate basis	03.31.26	12.31.25

Credit risk	(1,373,661,747)	(1,438,864,265)
Operational risk	(81,851,522)	(66,381,238)
Market risk	(7,072,416)	(5,557,461)

Paid-in	3,309,965,694	3,211,570,045

Surplus	1,847,380,009	1,700,767,081

42. Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	value	balance	balance	no options	Options	Financial position
			level	03.31.26	12.31.25

Local:
Government Securities - In pesos

Treasury Bill adjusted by Cer. Maturity 05-15-2026	9382	127,735,540	1	127,735,540	-	127,735,540	-	127,735,540
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-17-2026	9390	99,850,000	1	99,850,000	-	99,850,000	-	99,850,000
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-15-2026 (1)	9386	49,868,337	1	49,868,337	-	49,868,337	-	49,868,337
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 09-30-2027	9391	47,150,000	1	47,150,000	-	47,150,000	-	47,150,000
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 12-15-2026	9249	19,440,301	1	19,440,301	966,226	19,440,301	-	19,440,301
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 06-30-2026	9240	17,641,027	1	17,641,027	-	17,641,027	-	17,641,027
Argentine Treasury Bond Capitalizable in Pesos. Maturity 01-15-2027	9325	12,433,915	1	12,433,915	-	12,433,915	-	12,433,915
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 10-30-2026	9313	12,139,535	1	12,139,535	-	12,139,535	-	12,139,535
Argentine Treasury Bond in Pesos adjusted by Cer. 2% Maturity 11-9-2026	5925	10,323,147	1	10,323,147	4,085,988	10,323,147	-	10,323,147
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 04-30-2026	9360	10,281,423	1	10,281,423	-	10,281,423	-	10,281,423
Argentine Treasury Bond Capitalizable in Pesos. Maturity 04-30-2027	9356	8,688,792	1	8,688,792	-	8,688,792	-	8,688,792
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-30-2026	9387	5,459,000	1	5,459,000	-	5,459,000	-	5,459,000
Treasury Bill adjusted by Cer. Maturity 07-31-2026	9379	4,977,200	1	4,977,200	-	4,977,200	-	4,977,200
Argentine Treasury Bond in Pesos at Fixed rate. Maturity 05-30-2030	9334	4,585,262	1	4,585,262	-	4,585,262	-	4,585,262
Argentine Treasury Bond Capitalizable in Pesos. Maturity 06-30-2026	9318	3,907,401	1	3,907,401	-	3,907,401	-	3,907,401
Treasury Bill adjusted by Cer. Maturity 05-29-2026	9363	2,682,859	1	2,682,859	26,951,969	2,682,859	-	2,682,859
Treasury Bill adjusted by Cer. Maturity 11-30-2026	9371	2,319,983	1	2,319,983	35,039,057	2,319,983	-	2,319,983
Treasury Bill adjusted by Cer. Maturity 09-30-2026	9388	2,229,375	1	2,229,375	-	2,229,375	-	2,229,375
Argentine Treasury Bond in Pesos at Dual rate. Maturity 12-15-2026	9323	1,837,712	1	1,837,712	-	1,837,712	-	1,837,712
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-29-2026	9333	1,672,400	1	1,672,400	9,741,951	1,672,400	-	1,672,400
Argentine Treasury Bond in Pesos at Dual rate. Maturity 06-30-2026	9320	1,388,520	1	1,388,520	-	1,388,520	-	1,388,520
Argentine Treasury Bond in Pesos at Dual rate. Maturity 09-15-2026	9321	671,312	1	671,312	-	671,312	-	671,312
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026	9351	606,608	1	606,608	17,632,997	606,608	-	606,608
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 06-30-2028	9242	523,343	1	523,343	-	523,343	-	523,343
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 12-15-2027	9250	56,704	1	56,704	-	56,704	-	56,704
Argentine Treasury Bond Capitalizable in Pesos. Maturity 02-13-2026	9314	-	1	-	89,077,064	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 01-30-2026	9316	-	1	-	76,353,376	-	-	-
Argentine Treasury Bond in Pesos adjusted by Cer. Maturity 03-31-2026	9257	-	1	-	26,132,128	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-27-2026	9346	-	1	-	10,090,697	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 11-30-2026	9368	-	2	-	10,016,983	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026	9367	-	1	-	4,185,250	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-31-2026	9357	-	1	-	2,462,636	-	-	-
Argentine Treasury Bond in Pesos at Dual rate. Maturity 03-16-2026	9319	-	1	-	730,679	-	-	-

Subtotal Government Securities - In pesos		448,469,696		448,469,696	313,467,001	448,469,696	-	448,469,696

Government Securities – In foreign currency

Argentine Treasury Bill in USD Zero Coupon. Maturity 04-30-2026	9352	15,138,263	1	15,138,263	-	15,138,263	-	15,138,263
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	65,681	1	65,681	81,915	65,681	-	65,681
Argentine Treasury Bill in USD Zero Coupon. Maturity 01-30-2026	9354	-	2	-	15,797,724	-	-	-
Argentine Treasury Bill in USD Zero Coupon. Maturity 01-16-2026	9327	-	1	-	134,242	-	-	-

Subtotal Government Securities – In foreign currency		15,203,944		15,203,944	16,013,881	15,203,944	-	15,203,944

BCRA Notes- In foreign currency

Bond for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Clase D)	9237	120,558	1	120,558	-	120,558	-	120,558
Bond for the Reconstruction of a Free Argentina - CLASS 3 - Maturity 05-31-2026	9247	33	1	33	-	33	-	33

Subtotal BCRA Notes – In foreign currency		120,591		120,591	-	120,591	-	120,591

Private Securities – In pesos

Corporate Bond Arcor in Pesos Series 3. Maturity 12-15-2026	59072	-	2	-	343,673	-	-	-

Subtotal Private Securities - In pesos		-		-	343,673	-	-	-

Private Securities - In foreign currency

Corporate Bond CNH Industrial Capital Argentina Series 10 USD. Maturity 03-06-2028	59037	169,581	1	169,581	193,583	169,581	-	169,581

Subtotal Private Securities – In foreign currency		169,581		169,581	193,583	169,581	-	169,581

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		463,963,812		463,963,812	330,018,138	463,963,812	-	463,963,812

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with		Financial
Account	Identification	value	value	balance	balance	no options	Options	position
			level	03.31.26	12.31.25

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 08-31-2026 (1)	9358	551,796,791	1	551,796,791	113,520,131	551,796,791	-	551,796,791
Argentine Treasury Bond in Pesos at Dual rate. Maturity 12-15-2026 (1)	9323	419,558,583	1	419,558,583	289,501,320	419,558,583	-	419,558,583
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 04-30-2026 (1)	9360	367,476,200	1	367,476,200	368,225,210	367,476,200	-	367,476,200
Argentine Treasury Bond in Pesos at Dual rate. Maturity 06-30-2026 (1)	9320	344,081,227	1	344,081,227	214,724,271	344,081,227	-	344,081,227
Argentine Treasury Bond in Pesos at Dual rate. Maturity 09-15-2026 (1)	9321	330,569,228	1	330,569,228	301,426,273	330,569,228	-	330,569,228
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 09-30-2027 (1)	9391	249,895,000	1	249,895,000	-	249,895,000	-	249,895,000
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	247,981,915	1	247,981,915	172,512,443	247,981,915	-	247,981,915
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 03-31-2027 (1)	9264	170,026,407	1	170,026,407	17,639,540	170,026,407	-	170,026,407
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026 (1)	9351	139,354,062	1	139,354,062	141,462,045	139,354,062	-	139,354,062
Argentine Treasury Bond in Pesos at TAMAR rate. Maturity 02-26-2027 (1)	9380	135,009,000	1	135,009,000	-	135,009,000	-	135,009,000
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 10-30-2026	9313	120,345,413	1	120,345,413	136,223,377	120,345,413	-	120,345,413
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 12-15-2027	9250	80,997,499	1	80,997,499	4,613,708	80,997,499	-	80,997,499
Treasury Bill adjusted by Cer. Maturity 11-30-2026	9371	77,000,000	1	77,000,000	-	77,000,000	-	77,000,000
Treasury Bill adjusted by Cer. Maturity 07-31-2026 (1)	9379	71,027,787	1	71,027,787	-	71,027,787	-	71,027,787
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026 (1)	9367	54,485,900	1	54,485,900	54,780,759	54,485,900	-	54,485,900
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-17-2026 (1)	9390	39,940,000	1	39,940,000	-	39,940,000	-	39,940,000
Argentine Treasury Bond in Pesos adjusted by Cer 0%. Maturity 06-30-2026 (1)	9240	39,289,005	1	39,289,005	30,576,044	39,289,005	-	39,289,005
Argentine Treasury Bond in Pesos at Fixed rate. Maturity 05-30-2030	9334	7,410,920	1	7,410,920	7,543,616	7,410,920	-	7,410,920
Argentine Treasury Bond in Pesos adjusted by Cer. Maturity 03-31-2026	9257	-	1	-	470,009,558	-	-	-
Argentine Treasury Bond in Pesos at Dual rate. Maturity 03-16-2026	9319	-	1	-	317,192,710	-	-	-

Subtotal Government Securities - In pesos		3,446,244,937		3,446,244,937	2,639,951,005	3,446,244,937	-	3,446,244,937

Government Securities – In foreign currency

AL30 Bond Local Law USD Step Up. Maturity 07-09--2030	5921	62,196,000	1	62,196,000	-	62,196,000	-	62,196,000
Argentine Treasury Bill in USD Zero Coupon. Maturity 01-16-2026	9327	-	1	-	5,182,964	-	-	-

Subtotal Government Securities – In foreign currency		62,196,000		62,196,000	5,182,964	62,196,000	-	62,196,000

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	value	balance	balance	no options	Options	Financial position
			level	03.31.26	12.31.25

OTHER DEBT SECURITIES (Continued)

Private Securities – In pesos

Corporate Bond Mercado Pago Series 1 in Pesos at TAMAR floating rate. Maturity 07-18-2026	58794	2,140,000	1	2,140,000	6,927,693	2,140,000	-	2,140,000
Corporate Bond Fiat Compañía Financiera Series 20 in Pesos. Maturity 01-03-2026	58274	-	2	-	716,770	-	-	-

Subtotal Private Securities - In pesos		2,140,000		2,140,000	7,644,463	2,140,000	-	2,140,000

Private Securities - In foreign currency

Corporate Bond CNH Industrial Capital Argentina Series 10 USD. Maturity 03-06-2028	59037	4,239,536	1	4,239,536	4,839,571	4,239,536	-	4,239,536
Corporate Bond 360 Energy Solar S.A. Series 4 USD at a fixed rate. Maturity 10-30-2027	58187	3,629,739	1	3,629,739	3,669,609	3,629,739	-	3,629,739
Corporate Bond Petroquimica Comodoro Rivadavia Series R USD. Maturity 10-22-2028	58155	3,526,032	2	3,526,032	3,745,476	3,526,032	-	3,526,032
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in USD. Maturity 05-03-2028	58507	3,488,007	2	3,488,007	3,991,048	3,488,007	-	3,488,007
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	2,881,930	2	2,881,930	4,824,776	2,881,930	-	2,881,930
Corporate Bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	58210	2,835,194	1	2,835,194	3,144,750	2,835,194	-	2,835,194
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	2,761,007	2	2,761,007	3,069,244	2,761,007	-	2,761,007
Corporate Bond CAPEX S.A. Series 10 USD. Maturity 07-05-2027	57880	2,593,343	2	2,593,343	2,812,534	2,593,343	-	2,593,343
Corporate Bond CAPEX S.A. Series 11 USD. Maturity 06-17-2028	58728	2,125,990	2	2,125,990	2,359,890	2,125,990	-	2,125,990
Corporate Bond YPF Series 35 in USD. Maturity 02-27-2027	58484	1,702,949	1	1,702,949	1,929,120	1,702,949	-	1,702,949
Corporate Bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,559,642	2	1,559,642	1,706,710	1,559,642	-	1,559,642
Corporate Bond Petroquimica Comodoro Rivadavia S.A. Series T in USD. Maturity 07-21-2028	58798	1,424,241	1	1,424,241	1,633,954	1,424,241	-	1,424,241
Corporate Bond Ledesma Series 15 USD at fixed rate. Maturity 04-10-2027	58426	415,864	1	415,864	464,790	415,864	-	415,864
Corporate Bond John Deere Credit Cia Financiera S.A. Series X USD. Maturity 03-08-2026	57639	-	2	-	1,614,978	-	-	-

Subtotal Private Securities - In foreign currency		33,183,474		33,183,474	39,806,450	33,183,474	-	33,183,474

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		3,543,764,411		3,543,764,411	2,692,584,882	3,543,764,411	-	3,543,764,411

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	value	balance	balance	no options	Options	Financial position
			level	03.31.26	12.31.25

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bond in Pesos. Maturity 05-23-2027 (1)	9132	17,328,123	2	17,300,369	17,461,092	17,300,369	-	17,300,369
Argentine Treasury Bond in Pesos at Badlar Private rate 0.7%. Maturity 11-23-2027 (1)	9166	6,879,948	2	6,890,381	7,538,508	6,890,381	-	6,890,381
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 01-16-2026	9342	-	2	-	614,119,094	-	-	-

Subtotal Government Securities - In pesos		24,208,071		24,190,750	639,118,694	24,190,750	-	24,190,750

TOTAL SECURITIES AT AMORTIZED COST		24,208,071		24,190,750	639,118,694	24,190,750	-	24,190,750

TOTAL OTHER DEBT SECURITIES		3,567,972,482		3,567,955,161	3,331,703,576	3,567,955,161	-	3,567,955,161

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentinos S.A.		8,403,258	1	8,403,258	8,183,457	8,403,258	-	8,403,258
Share VALO- Banco de Valores S.A.		3,060,878	1	3,060,878	2,826,231	3,060,878	-	3,060,878

Subtotal Private Securities - In pesos		11,464,136		11,464,136	11,009,688	11,464,136	-	11,464,136

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		11,464,136		11,464,136	11,009,688	11,464,136	-	11,464,136

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		5,129,690	3	5,129,690	5,129,690	5,129,690	-	5,129,690
A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A.)		3,904,962	1	3,904,962	4,700,322	3,904,962	-	3,904,962
Seguro de Depósitos S.A.		536,324	3	536,324	395,207	536,324	-	536,324
Other		13,360	3	13,360	13,360	13,360	-	13,360

Subtotal Private Securities - In pesos		9,584,336		9,584,336	10,238,579	9,584,336	-	9,584,336

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		1,428,270	2	1,428,270	1,433,715	1,428,270	-	1,428,270
Other		59,765	2	59,765	70,344	59,765	-	59,765

Subtotal Private Securities - In foreign currency		1,488,035		1,488,035	1,504,059	1,488,035	-	1,488,035

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		11,072,371		11,072,371	11,742,638	11,072,371	-	11,072,371

TOTAL EQUITY INSTRUMENTS		22,536,507		22,536,507	22,752,326	22,536,507	-	22,536,507

(1) It represents securities fully or partially computed for minimum cash requirements, Note 41.1 to the separate financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Account	03.31.26	12.31.25

COMMERCIAL PORTFOLIO

Normal performance	7,075,717,910	6,883,807,024
Preferred collaterals and counter-guarantees "A"	7,847,862	14,571,240
Preferred collaterals and counter-guarantees "B"	37,647,875	34,865,566
No preferred guarantees or counter guarantees	7,030,222,173	6,834,370,218

With special follow-up	3,986,697	11,946,292

Under observation	3,986,697	11,946,292
Preferred collaterals and counter-guarantees "B"	485,565	-
No preferred guarantees or counter guarantees	3,501,132	11,946,292

Troubled	5,373,689	9,726,455
No preferred guarantees or counter guarantees	5,373,689	9,726,455

With high risk of insolvency	30,326,856	14,834,345
Preferred collaterals and counter-guarantees "B"	45,980	-
No preferred guarantees or counter guarantees	30,280,876	14,834,345

Uncollectible	703,751	1,153,148
No preferred guarantees or counter guarantees	703,751	1,153,148

TOTAL	7,116,108,903	6,921,467,264

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Account	03.31.26	12.31.25

CONSUMER AND HOUSING PORTFOLIO

Normal performance	6,636,765,133	7,619,871,799
Preferred collaterals and counter-guarantees "A"	1,038,492	2,089,921
Preferred collaterals and counter-guarantees "B"	700,152,905	625,769,977
No preferred guarantees or counter guarantees	5,935,573,736	6,992,011,901

Low risk	356,231,024	343,349,431
Preferred collaterals and counter-guarantees "A"	-	8,904
Preferred collaterals and counter-guarantees "B"	11,157,603	9,867,494
No preferred guarantees or counter guarantees	345,073,421	333,473,033

Low risk - with special follow-up	28,209,808	17,575,247
Preferred collaterals and counter-guarantees "B"	35,004	63,308
No preferred guarantees or counter guarantees	28,174,804	17,511,939
Preferred collaterals and counter-guarantees "B"
Medium risk	310,015,558	304,985,560
Preferred collaterals and counter-guarantees "A"	8,136	-
Preferred collaterals and counter-guarantees "B"	2,580,868	1,222,278
No preferred guarantees or counter guarantees	307,426,554	303,763,282

High risk	496,153,569	331,265,382
Preferred collaterals and counter-guarantees "B"	9,424,236	11,339,802
No preferred guarantees or counter guarantees	486,729,333	319,925,580

Uncollectible	36,466,979	22,315,787
Preferred collaterals and counter-guarantees "A"	344	376
Preferred collaterals and counter-guarantees "B"	7,291,360	4,951,743
No preferred guarantees or counter guarantees	29,175,275	17,363,668

TOTAL	7,863,842,071	8,639,363,206

TOTAL GENERAL	14,979,950,974	15,560,830,470

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	03.31.26		12.31.25
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	Balance	portfolio

10 largest customers	1,498,102,979	10.00%	1,695,843,433	10.90%
50 following largest customers	2,349,979,054	15.69%	2,196,449,762	14.12%
100 following largest customers	1,283,491,887	8.57%	1,357,811,056	8.73%
All other customers	9,848,377,054	65.74%	10,310,726,219	66.25%

TOTAL	14,979,950,974	100.00%	15,560,830,470	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	5,525,760	8,516	12,774	25,548	17,032	-	5,589,630

Financial sector	-	297,500,139	45,639,875	65,213,093	129,214,359	89,509,357	6,278,466	633,355,289

Non-financial Private Sector and Residents Abroad	787,479,605	4,847,313,299	2,259,230,080	1,746,132,045	1,678,091,126	1,707,127,760	3,701,356,770	16,726,730,685

TOTAL	787,479,605	5,150,339,198	2,304,878,471	1,811,357,912	1,807,331,033	1,796,654,149	3,707,635,236	17,365,675,604
	-

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	3,409,954	9,320	13,980	27,960	32,620	-	3,493,834

Financial sector	-	262,307,660	87,605,282	75,860,265	136,170,186	114,974,195	3,516,361	680,433,949

Non-financial Private Sector and Residents Abroad	611,868,390	5,767,265,585	2,259,332,427	2,416,065,244	1,655,580,754	1,796,755,431	3,660,230,001	18,167,097,832

TOTAL	611,868,390	6,032,983,199	2,346,947,029	2,491,939,489	1,791,778,900	1,911,762,246	3,663,746,362	18,851,025,615

1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	03.31.26		12.31.25
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	4,040,047,444	23.04%	3,984,937,580	21.11%
50 following largest customers	2,790,597,843	15.91%	2,874,937,357	15.23%
100 following largest customers	960,188,863	5.48%	1,064,520,212	5.64%
All other customers	9,745,251,105	55.57%	10,953,412,933	58.02%

TOTAL	17,536,085,255	100.00%	18,877,808,082	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	15,932,741,627	1,568,470,393	134,191,942	163,894,975	926	-	17,799,299,863
Non-financial Government sector	726,985,259	73,078,183	-	2,091,850	-	-	802,155,292
Financial sector	11,313,894	-	-	-	-	-	11,313,894
Non-financial Private Sector and Residents Abroad	15,194,442,474	1,495,392,210	134,191,942	161,803,125	926	-	16,985,830,677
Liabilities at fair value through profit or loss	35,117,694	-	-	-	-	-	35,117,694
Derivative instruments	13,993,483	-	-	-	-	-	13,993,483
Other financial liabilities	1,815,624,748	730,184	1,029,832	1,572,709	2,178,066	24,820,710	1,845,956,249
Financing received from the BCRA and other financial institutions	49,441,524	72,423,161	68,729,284	1,174,167	-	-	191,768,136
Corporate bonds issued	274,664,993	132,660,155	-	88,997,415	-	-	496,322,563

TOTAL	18,121,584,069	1,774,283,893	203,951,058	255,639,266	2,178,992	24,820,710	20,382,457,988

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	17,093,107,203	1,416,040,748	544,227,530	129,019,101	15,878	-	19,182,410,460
Non-financial Government sector	521,356,475	2,504,155	-	-	-	-	523,860,630
Financial sector	9,957,289	-	-	-	-	-	9,957,289
Non-financial Private Sector and Residents Abroad	16,561,793,439	1,413,536,593	544,227,530	129,019,101	15,878	-	18,648,592,541
Derivative instruments	7,029,989	-	-	-	-	-	7,029,989
Repo transactions and surety bonds	485,609,168	-	-	-	-	-	485,609,168
Other financial institutions	485,609,168	-	-	-	-	-	485,609,168
Other financial liabilities	1,842,294,406	935,130	1,283,908	2,159,750	2,812,115	29,219,536	1,878,704,845
Financing received from the BCRA and other financial institutions	79,818,895	222,445,535	97,233,288	1,652,707	-	-	401,150,425
Corporate bonds issued	524,501,565	-	-	-	-	-	524,501,565

TOTAL	20,032,361,226	1,639,421,413	642,744,726	132,831,558	2,827,993	29,219,536	22,479,406,452

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 03.31.26

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments (1)	23,906,089	-		2,027,664	-	(1,959,075)	19,919,350

	- For administrative, disciplinary and criminal penalties	5,472	-		-	-	(472)	5,000

	- Provisions for termination plans	2,621,200	-		-	-	(226,146)	2,395,054

	- Other	27,754,477	3,976,515	(2)	89,789	646,702	(2,607,890)	28,386,611

	TOTAL PROVISIONS	54,287,238	3,976,515		2,117,453	646,702	(4,793,583)	50,706,015

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).

PROVISIONS

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

					Decreases		Monetary gain (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.25

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments (1)	32,795,955	-		246,444	-	(8,643,422)	23,906,089
	- For administrative, disciplinary and criminal penalties	7,198	-		-	-	(1,726)	5,472

	- Provisions for termination plans	2,519,984	848,348		-	-	(747,132)	2,621,200

	- Other	32,346,105	16,949,267	(2)	1,051,944	11,932,033	(8,556,918)	27,754,477

	TOTAL PROVISIONS	67,669,242	17,797,615		1,298,388	11,932,033	(17,949,198)	54,287,238

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

ACCOUNTS	TOTAL	AS OF 03.31.26 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	03.31.26	Dollar	Euro	Real	Other	12.31.25

Cash and deposits in banks	3,187,326,802	3,102,332,734	80,589,515	646,766	3,757,787	3,821,962,842
Debt securities at fair value through profit or loss	15,494,116	15,494,116	-	-	-	16,207,464
Other financial assets	25,966,578	25,779,711	186,867	-	-	27,865,412
Loans and other financing	3,925,272,289	3,917,164,699	8,107,590	-	-	3,675,460,431
Non-financial Government sector	1,224,925	5,222	1,219,703	-	-	3,827
Other financial institutions	9,936	9,936	-	-	-	1,485
Non-financial Private Sector and Residents Abroad	3,924,037,428	3,917,149,541	6,887,887	-	-	3,675,455,119
Other debt securities	95,379,474	95,379,474	-	-	-	44,989,414
Financial assets pledged as collateral	175,609,717	175,609,717	-	-	-	165,507,847
Investments in Equity Instruments	1,488,035	1,428,270	59,765	-	-	1,504,059

TOTAL ASSETS	7,426,537,011	7,333,188,721	88,943,737	646,766	3,757,787	7,753,497,469

	TOTAL	AS OF 03.31.26 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	03.31.26	Dollar	Euro	Real	Other	12.31.25

Deposits	6,677,829,021	6,609,938,543	67,890,478	-	-	6,971,869,796
Non-financial Government sector	577,327,422	577,317,384	10,038	-	-	108,508,931
Financial sector	5,764,072	5,751,719	12,353	-	-	4,692,895
Non-financial Private Sector and Residents Abroad	6,094,737,527	6,026,869,440	67,868,087	-	-	6,858,667,970
Other financial liabilities	277,670,230	272,255,807	4,128,986	-	1,285,437	232,743,055
Financing received from the BCRA and other financial institutions	187,660,641	181,148,357	6,512,284	-	-	337,892,067
Corporate bonds issued	269,218,185	269,218,185	-	-	-	278,081,331
Other non-financial liabilities	63,813,840	44,781,788	19,031,199	-	853	101,112,822

TOTAL LIABILITIES	7,476,191,917	7,377,342,680	97,562,947	-	1,286,290	7,921,699,071

EXHIBIT O

DERIVATIVES

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	15	4	54	11,111,111

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	A3 Mercados	5	2	1	784,558,800
	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC – Residents abroad -	1	1	43	20,741,367

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	7	2	196	459,663,798

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.

DERIVATIVES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	14	5	55	19,821,203

	REPOS (2)	Financial transactions own account	Other	Upon maturity of differences	OTC – Residents in the country – Financial sector	1	1	3	309,774,032
	FUTURES	Financial transactions own account	Foreign currency	Daily differences	A3 Mercados	5	2	1	1,235,882,663
	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC – Residents in the country	1	1	42	9,583,309
	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	6	3	190	716,251,089

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.
(2)	Although these transactions do not correspond to derivative financial instruments, they are exposed upon request of the BCRA. See Note 7 to the separate interim statement of financial position.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.25	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 03.31.26
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	2,627,867	-	-	116,668	(226,490)	2,518,045

Loans and other financing	699,794,839	(39,029,591)	(1,895,467)	188,832,269	(66,001,236)	781,700,814
Other financial institutions	34,919,248	(18,016,495)	(747,104)	(905,279)	(1,827,776)	13,422,594
Non-financial Private Sector and Residents Abroad	664,875,591	(21,013,096)	(1,148,363)	189,737,548	(64,173,460)	768,278,220
Overdrafts	18,880,509	(910,589)	2,930,755	549,852	(1,554,504)	19,896,023
Instruments	34,835,708	(1,765,770)	608,985	703,880	(3,155,476)	31,227,327
Mortgage loans	17,425,578	(484,996)	50,952	827,815	(1,506,882)	16,312,467
Pledge loans	9,245,152	(466,048)	61,898	1,015,136	(825,471)	9,030,667
Consumer loans	267,530,068	(15,023,767)	(3,376,879)	82,618,512	(25,461,030)	306,286,904
Credit cards	242,798,833	(13,172,589)	(127,182)	63,177,389	(23,394,616)	269,281,835
Finance leases	2,635,660	(43,096)	233,071	306,826	(231,827)	2,900,634
Other	71,524,083	10,853,759	(1,529,963)	40,538,138	(8,043,654)	113,342,363

Other debt securities	144,268	(70,834)	-	-	(10,114)	63,320

Contingent commitments	23,906,089	(985,351)	(1,146,537)	104,224	(1,959,075)	19,919,350

TOTAL ALLOWANCES	726,473,063	(40,085,776)	(3,042,004)	189,053,161	(68,196,915)	804,201,529

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.24	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 12.31.25
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	2,270,829	(528,457)	-	1,491,935	(606,440)	2,627,867

Loans and other financing	243,173,658	31,196,601	48,671,697	487,630,412	(110,877,529)	699,794,839
Other financial institutions	18,811,664	21,402,271	1,570,535	223,155	(7,088,377)	34,919,248
Non-financial Private Sector and Residents Abroad	224,361,994	9,794,330	47,101,162	487,407,257	(103,789,152)	664,875,591
Overdrafts	9,601,247	96,721	(295,972)	13,285,819	(3,807,306)	18,880,509
Instruments	18,522,499	(6,434,892)	1,996,488	26,161,440	(5,409,827)	34,835,708
Mortgage loans	12,936,961	1,309,668	3,721,326	3,508,056	(4,050,433)	17,425,578
Pledge loans	1,840,472	188,501	131,238	8,482,462	(1,397,521)	9,245,152
Consumer loans	66,169,474	9,064,230	20,235,082	210,944,081	(38,882,799)	267,530,068
Credit cards	98,457,268	2,652,147	13,709,361	170,793,952	(42,813,895)	242,798,833
Finance leases	881,507	247,392	182,563	1,637,990	(313,792)	2,635,660
Other	15,952,566	2,670,563	7,421,076	52,593,457	(7,113,579)	71,524,083

Other debt securities	225,814	(39,998)	-	-	(41,548)	144,268

Contingent commitments	32,795,955	(2,334,996)	1,609,769	478,782	(8,643,421)	23,906,089

TOTAL ALLOWANCES	278,466,256	28,293,150	50,281,466	489,601,129	(120,168,938)	726,473,063

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

This reporting summary was prepared on the basis of the consolidated condensed interim financial statements of the Bank prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards as issued by the IASB, the following affects the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of March 31, 2026 and December 31, 2025, its shareholders’ equity would have been reduced by 272,628 and 528,233, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS Accounting Standards issued by the IASB, as adopted by the BCRA as per Communication “A” 8400. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements as of March 31, 2026 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on May 26, 2026.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial Institutions for the fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of March 31, 2026 and December 31, 2025.

Banco BBVA Argentina S.A. (NYSE; A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.); BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of March 31, 2026, the Entity's total assets, liabilities and shareholders' equity amounted to 25,712,006,926; 21,688,413,927; and 3,895,184,128; respectively.

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.76 million active customers as of March 31, 2026. That network includes 234 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 868 ATMs, 890 self-service terminals, 15 in-company banks, one point of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina S.A. has 6,555 employees, including 147 employees of BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural and temporary. Expatriate employees are excluded).

The loan portfolio net of allowance for loan losses totaled $ 15,067,585,974 as of March 31, 2026, reflecting a 25.16% increase as compared to the previous year.

As it relates to consumer loans, including mortgage loans, credit cards, consumer loans and pledge loans, the latter jointly with mortgage loans increased the most, by 243.55% in the case of pledge loans and 76.37% in case of mortgage loans, compared with March 31, 2025.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 12.15% at fiscal period- end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 5.60%, with a 88.41% hedge level (total allowances/nonperforming financing) as of March 31, 2026.

The exposure for securities as of March 31, 2026 totaled $ 4,043,742,916.

In terms of liabilities, customers’ resources totaled $ 17,460,551,427, with a 19.98% increase over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 9.93% at fiscal period- end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 85,223,856 as of March 31, 2026, representing a return on average shareholders' equity of 8.31%, a return on average assets of 1.19%, and a return on average liabilities of 1.32%.

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

Accumulated net interest income totaled 879,880,039, representing an increase of 22.57% compared to March 2025 This increase was driven by higher interest income from other loans and interest on notes receivable. The increase was partially offset by higher interest expense related to certificates of deposits and interest on other financial liabilities.

Accumulated net commission income totaled 169,784,023 accounting for a 28.30% increase compared to March 2025. This increase was due to higher commissions linked to credit card commitments. This increase in commission income was partially offset by lower commission expenses.

Accumulated administrative expenses and personnel benefits totaled 352,819,730, up by 0.55% vis-a-vis March 2025. This increase was due to higher expenses for personnel compensation and bonuses and IT. This increase was offset by lower expenses for contracted administrative services and armored transportation services.

Prospects

Looking ahead to 2026, BBVA Research maintains its GDP growth forecast at 3%, expecting investment and exports to be the main drivers of growth in this new phase. Regarding inflation, higher than expexted increases in price indices during the first months of 2026, with the year-on-year inflation rate reaching 32.6% in March, have led BBVA Research to revise its year-end inflation forecast upward to 29% from 24%. However, April inflation came in at lower levels, with expectations that this trend will continue.

The banking system continues to grow in nominal terms, although higher inflation has resulted in more moderate growth in loan and deposit volumes compared to previous quarters, while also reflecting the seasonal slowdown typically observed during the first months of the year. As of March 31, 2026, total system lending decreased by 4.8% in real terms compared to December 2025. Likewise, deposits within the system also declined in real terms, recording a quarterly decrease of 9.0% as of March-end. Finally, the system-wide nonperforming loan ratio increased as a result of the continued deterioration in household lending portfolios, reaching 6.4% as of February 2026.

BBVA Argentina currently has the necessary tools to lead the market, supported by strong liquidity and capital positions, as reflected in a Common Equity Tier 1 (CET1) ratio of 18.8%. Against this backdrop of financial strength, the Bank is moving forward with confidence and determination in response to the new fiscal and monetary environment. Looking ahead to the coming quarters, the Bank will continue to actively monitor its operations with the objective of capturing the recovery in loan demand, consolidating its leading position, and strengthening its role as a key provider of financing within the Argentine financial system.

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.26	03.31.25	03.31.24

Total assets	25,712,006,926	21,599,485,802	16,757,818,793

Total liabilities	21,688,413,927	17,863,594,852	12,364,258,902

Shareholders’ Equity Parent	3,895,184,128	3,671,114,366	4,338,919,254

Shareholders’ Equity Minority interest	128,408,871	64,776,584	54,640,637
Total liabilities + Shareholders’ Equity Parent	25,712,006,926	21,599,485,802	16,757,818,793

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.26	03.31.25	03.31.24

Net interest income	879,880,039	717,834,438	1,628,883,456

Net commission income	169,784,023	132,330,249	104,428,265

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	21,209,793	42,700,580	57,630,407
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	(2,759,442)	106,273,904	130,110,058
Foreign exchange and gold gains	53,327,092	10,786,000	21,151,726
Other operating income	65,590,823	51,462,776	58,687,697
Loan loss allowance	(244,847,600)	(127,077,361)	(55,580,403)

Net operating income	942,184,728	934,310,586	1,945,311,206

Personnel benefits	(186,502,033)	(160,702,396)	(185,697,251)
Administrative expenses	(166,317,697)	(194,064,316)	(213,523,485)
Asset depreciation and impairment	(32,151,023)	(27,593,156)	(21,256,826)
Other operating expenses	(202,954,680)	(179,661,519)	(219,723,403)

Operating income	354,259,295	372,289,199	1,305,110,241

Income/(loss) from associates and joint ventures	(3,754,216)	980,579	(5,966,238)

Loss on net monetary position	(218,529,919)	(198,437,035)	(1,179,078,284)

Income before income tax from continuing activities	131,975,160	174,832,743	120,065,719

Income tax from continuing activities	(46,751,304)	(66,615,465)	(49,450,926)

Net income from continuing activities	85,223,856	108,217,278	70,614,793

Net income for the period	85,223,856	108,217,278	70,614,793

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.26	03.31.25	03.31.24

Net income for the period	85,223,856	108,217,278	70,614,793

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method-	116,532	-	-
Income tax	(40,765)	-	-

	75,767	-	-

Profit or losses from financial instruments at fair value through OCI

Income / (Loss) for the period from financial instruments at fair value through OCI	90,154,736	(121,158,149)	(192,579,997)
Reclassification adjustment for the period	2,815,622	(106,273,904)	(129,308,922)
Income tax	(32,539,625)	79,601,219	179,910,278

	60,430,733	(147,830,834)	(141,978,641)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (Paragraph 5.7.5, IFRS 9)

Income for the period from financial instruments at fair value through OCI	(590,987)	2,171,300	93,802

	(590,987)	2,171,300	93,802

Total Other Comprehensive Income / (Loss) for the period	59,915,513	(145,659,534)	(141,884,839)

Total comprehensive income / (loss)	145,139,369	(37,442,256)	(71,270,046)

Total Comprehensive income / (loss):
Attributable to owners of the Bank	138,295,009	(41,653,877)	(69,578,110)
Attributable to non-controlling interests	6,844,360	4,211,621	(1,691,936)

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2026

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

	CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
	WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
	(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.26	03.31.25	03.31.24

Total cash flows (used in)/generated by operating activities	(5,242,306)	(691,216,788)	875,180,030

Total cash flows used in investing activities	(26,631,357)	(23,924,907)	(50,038,337)

Total cash flows (used in)/generated by financing activities	(360,395,919)	258,776,728	(57,567,575)

Effect of exchange rate changes	(390,771,224)	(63,426,567)	(411,178,548)

Effect of net monetary income/(loss) of cash and cash equivalents	(412,585,121)	(295,678,580)	(1,307,580,060)

Total cash generated/(used) during the period	(1,195,625,927)	(815,470,114)	(951,184,490)

STATISTICAL DATA COMPARATIVE
(Variation of balances over the previous fiscal year)

	03.31.26 / 03.31.25	03.31.25/ 03.31.24	03.31.24/ 03.31.23

Total loans	25.16%	123.02%	(21.17) %

Total deposits	19.98%	47.38%	(21.67) %

Income/(loss)	(21.25) %	53.25%	(41.38) %

Shareholders' Equity	7.70%	(14.97) %	19.15%

	RATIOS COMPARATIVE

	03.31.26	03.31.25	03.31.24

Solvency (a)	18.55%	20.91%	35.53%

Liquidity(b)	45.52%	47.58%	92.04%

Tied-up capital(c)	33.02%	33.31%	28.76%

Indebtedness (d)	5.39	4.78	2.81

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of March 31, 2026, (b) the condensed consolidated statements of income and other comprehensive income, the changes in shareholders’ equity and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

4.	BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

5.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

6.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be considered by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

7.	As further explained in Note 55. to the condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

8.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same periods indicated in paragraph 1.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of March 31, 2026, liabilities accrued in contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 6,018,683,009, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended March 31, 2026, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of March 31, 2026 and as of March 31, 2025 and 2024, which are not included as exhibits.

d)	As stated in note 49 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of March 31, 2026.

City of Buenos Aires

May 26, 2026

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 272 - Fo. 27

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of March 31, 2026; (b) the condensed separate statements of income and other comprehensive income, the changes in shareholders’ equity, and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be considered by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 42. to the condensed separate interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Bank´s Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of March 31, 2026, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 6,018,683,009, none of which was due and payable as of that date.

c)	As stated in note 49 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of March 31, 2026.

City of Buenos Aires

May 26, 2026

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 272 - Fo. 27

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina” or the “Entity”) designated at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2026, and in compliance with the terms of Section 294 of Argentine Companies Law No. 19,550, we have reviewed the consolidated condensed interim financial statements presented on a comparative basis, and its subsidiaries presented as of March 31, 2026, which include the consolidated condensed statement of financial position as of March 31, 2026, the condensed statements of income and other comprehensive income, of changes in shareholders’ equity, and cash flows for the three-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits.

We have also reviewed the separate condensed financial statements of BBVA as of March 31, 2026, and the separate condensed statement of financial position as of March 31, 2026, the separate condensed statements of income and other comprehensive income, of changes in shareholders’ equity and cash flows for the three-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the financial reporting framework applicable to Financial Institutions established by the Central Bank of Argentina (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem necessary to allow for the preparation of financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have observed the applicable auditing standards and taken into consideration the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A., who, on May 26, 2026, issued their limited review report on the interim financial statements as of March 31, 2026, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in chapter I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as set forth in paragraph 4 below, on the accompanying interim financial statements of BBVA for the three-month period ended March 31, 2026 referred to in Chapter 1 of this report.

Furthermore, the financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

Notwithstanding the conclusion expressed in paragraph 3, we draw attention to the information contained in Note 2, “Basis for the presentation of these financial statements and applicable accounting standards – Applicable Accounting Standards”, in which the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

This issue does not change the conclusion stated in paragraph 3, but it should be taken into account by the users of IFRS issued by the IASB for interpreting the accompanying financial statements mentioned in paragraph 1.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that the accompanying consolidated and separate condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force.

Likely, we report that as regards the reporting summary required by the CNV, we have no observations to make, as concerns our field of competence.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19,550.

We further represent that any member of this Supervisory Committee is authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, May 26, 2026.

GONZALO J. VIDAL DEVOTO
ATTORNEY
C.P.A.C.F. Volume°97- Page° 910
For the Supervisory Committee